SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Table of Contents

Operating and Financial Review and Prospects as of and for the six months ended September 30, 2005	1

Unaudited Interim Condensed Consolidated Income Statements	F-2

Unaudited Interim Condensed Consolidated Balance Sheets	F-3

Unaudited Interim Condensed Consolidated Statements of Changes in Stockholders’ Equity	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows	F-6

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	F-7

Explanatory Note

We are submitting this Form 6-K current report pursuant to the age of financial statements requirements of Item 8.A. of Form 20-F under the Securities Exchange Act of 1934 (the “Exchange Act”) in connection with our prospectus filed pursuant Rule 424(b)(3) of the Securities Act of 1933 (the “Securities Act”) relating to the sale of up to 30,062,200 ordinary shares deliverable upon the exercise of Air France-KLM warrants filed on November 4, 2005 under registration number 333-114188.

Operating and Financial Review and Prospects as of and for the Six Months Ended September 30, 2005

International Financial Reporting Standards

We will adopt International Financial Reporting Standards (“IFRS”) as adopted by the European Commission (“EU”) for use in the European Union for the first time in our consolidated financial statements for the year ended March 31, 2006, which will include comparative financial statements for the year ended March 31, 2005. IFRS 1, “First-time adoption of International Reporting Standards”, requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements (i.e., for us, March 31, 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e., for us, April 1, 2004) and throughout all periods presented in the entity’s first IFRS financial statements. The unaudited interim condensed consolidated financial statements as of and for the six-months ended September 30, 2005 and 2004 contained herein have been prepared in accordance with IFRS. IFRS that will be applicable at March 31, 2006, including those principles that will be applicable on an optional basis, are not known with certainty at the time of preparing the interim financial statements contained herein. As a result, the accounting policies used to prepare the financial statements contained herein are subject to change up to the reporting date of our first IFRS consolidated financial statements.

IFRS as adopted by the EU differ in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). We have determined, however, that the financial information as of and for the periods presented herein would not be different had we applied IFRS as published by the IASB. Note 26 to the unaudited interim condensed financial statements also details our transition to IFRS from French generally accepted accounting principles (“French GAAP”).

As permitted by release N°33-8567 (“First-time application of International Financial Reporting Standards”) issued by the U.S. Securities and Exchange Commission (the “SEC”), we will file with the SEC for our first year of reporting under IFRS in our Annual Report on Form 20-F for the financial year ended March 31, 2006 two years rather than three years of statements of income, changes in stockholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure required by such SEC release concerning an application of any of the mandatory or elective exemptions under IFRS 1 and reconciliation to French GAAP, as applied by us. Concerning the unaudited interim condensed consolidated financial statements contained herein, as permitted in such SEC release, we elected the “U.S. GAAP Condensed Information Option” and therefore we present in this document unaudited IFRS financial statements for the current and prior year comparable interim periods reconciled to United States generally accepted accounting principles (“U.S. GAAP”) (that is, the six months ended September 30, 2004 and 2005), and unaudited condensed U.S. GAAP balance sheets and income statements for the most recent prior financial year and the current and prior year comparable interim period (that is, as of and for the year ended March 31, 2005 and as of and for the six months ended September 30, 2004 and 2005). Our Annual Report on Form 20-F for the fiscal year ended March 31, 2005 contains our audited French GAAP financial statements for the prior three years (that is March 31, 2003, 2004 and 2005) reconciled to U.S. GAAP and the related notes. In addition, pursuant to such SEC release, we have included in this Operating and Financial Review and Prospects disclosure relating to our application of mandatory and elective exemptions under IFRS 1 under the heading “Exemptions to IFRS”.

The principal differences between IFRS and US GAAP as they relate to us are discussed in note 27 to our unaudited interim condensed consolidated financial statements. Note 27 to our unaudited interim condensed consolidated financial statements contains a reconciliation of net income and stockholders’ equity under IFRS to net income and stockholders’ equity under US GAAP, as well as a summary of the adjustments to our income statements and stockholders’ equity that would have been required had we applied US GAAP instead of IFRS. Differences in net income and stockholders’ equity under IFRS and US GAAP primarily result from the accounting for business combinations, valuation of the fleet, accounting for maintenance and restitution costs accrual, derivatives and pensions. Further information on such differences and adjustments is set forth in the notes to our unaudited interim condensed consolidated financial statements mentioned above.

Basis of Presentation

Air France successfully completed its exchange offer for outstanding common shares of KLM on May 3, 2004 and Air France-KLM was created in September 2004. Air France-KLM’s unaudited interim condensed consolidated financial statements for the six months ended September 30, 2004 include the financial condition and results of operations of KLM and its subsidiaries for 5 months and are not directly comparable to the unaudited interim condensed consolidated financial statements of Air France-KLM as of and for the six months ended September 30, 2005.

Accordingly, in order to provide a more meaningful comparison of our consolidated financial statements for the six months ended September 30, 2005 and 2004, we have prepared unaudited consolidated pro forma financial information in accordance with IFRS for the six months ended September 30, 2004, which includes the results of our business combination with KLM and the exchange offer as if they had taken place on April 1, 2004. We have published this pro-forma financial information as part of our unaudited interim consolidated financial statements in order to satisfy our reporting requirements with IFRS. The pro forma financial information is included in this interim report for illustrative purposes only and does not necessarily reflect the combined operating results or financial position that we could have recorded on such dates or for such periods.

The discussion of our results of operations contained in this report is a discussion of our historical results for the six months ended September 30, 2005 compared to our pro-forma results for the six months ended September 30, 2004 unless otherwise indicated. Certain of our results of operations for the six months ended September 30, 2004 are presented on an historical basis, which includes a consolidation of Air France over six months and KLM over five months. All figures contained herein have been prepared in accordance with IFRS.

Airline Industry Trends

Dynamic Passenger Business

The impact of the September 11, 2001 terrorist attacks, the war in Iraq and the outbreak of SARS had a significant negative impact on airline passenger traffic in 2001, 2002 and 2003. Following a recovery in traffic first witnessed in the second half of 2003 and continuing through 2004, 2005 levels of passenger traffic have continued to follow this upward trend with sustained levels of activity accompanied by a significant improvement in unit revenues. In October 2005, the International Air Transport Association (IATA) estimated that traffic grew by 5.9% in the first nine months of 2005 compared to the comparable period in 2004, and has estimated that revenues will increase by 9.9% in 2005 compared to 2004.

Increased Fuel Prices

Since spring 2004, the airline industry has faced sharp increases in fuel prices which continue to impact profitability in the sector. According to IATA, fuel currently accounts for approximately 25% of the total costs for airlines. In response to the sharp rise in oil prices, both Air France and KLM have implemented further fuel surcharges, amounting to, as at September 30, 2005, between €14 and €42 for Air France and €16 and €50 for KLM, depending on the destination. These surcharges, however, remain below the level of surcharges applied by Air France-KLM’s direct competitors.

Geographic Trends

Recent airline industry trends in the three main geographic zones — Europe, the United States and Asia — have differed significantly.

In the United States, most airlines have not been profitable since 2001 and the American air transport sector remains in difficulty. Following the filing for Chapter 11 bankruptcy of United Airlines and US Airways (whose shareholders have since accepted a merger with America West) in 2003, Delta and Northwest have both filed for Chapter 11 bankruptcy in September 2005. Furthermore, faced with higher oil prices, against which these airlines are unable to implement hedging policies due to their generally weak financial position, many U.S. carriers have continued to seek assistance from the U.S. federal government. IATA forecasts that American airline companies will record losses of approximately $8 billion in 2005.

Asian airlines have generally grown strongly. According to IATA, Asian airlines are expected to achieve approximately $1 billion of profits in 2005.

IATA expects European airlines to break even at the end of 2005. The business of European airlines has generally been strong since the beginning of 2005, with a 6% increase in traffic and a 4.2% increase in capacity, resulting in an increase in load factor of 1.3 points to 76.4% during the first nine months of 2005. 242.6 million passengers, representing an increase of 3.8% over 2004, traveled to and from the 49 countries included within Europe as defined by the Association of European Airlines (AEA). Europe’s leading airlines have been able to implement hedging policies and impose fuel surcharges, while benefiting from the improvement in their load factors. These airlines have also been able to benefit from the increasing globalization of Europe’s economies, thereby becoming less dependent on local economic growth.

Effect of the Business Combination between Air France and KLM

Our results for the six months ended September 30, 2005 illustrate the success of the business combination of Air France and KLM, with merger synergies feeding through strongly, and validate the implementation of our profitable growth strategy.

Due to the success of the business combination between Air France and KLM, we regularly revise our forecasts of revenue increasing synergies. For the financial year ended March 31, 2006, we have estimated that the synergies arising from the combination will amount to €295 million, compared to our estimate a year earlier of €265 million. As at September 2005, we believe we are on course to achieve this target. Our estimates of synergies are forward looking statements based on current estimations and expectations. See “Forward Looking Statements”.

In addition, both Air France and KLM have continued to implement cost-savings measures. KLM has established the goal of achieving total cost savings of €650 million by the end of the financial year ended March 31, 2006. At the end of the financial year ended March 31, 2005, KLM had generated €520 million in savings. As of September 30, 2005, KLM had achieved cost savings of €584 million, an increase of €64 million over the period.

Air France is mid-way through its three year “Major 07 Competitiveness” plan, aimed at improving unit costs by 6% by March 2007. The target currently set for the financial year ended March 31, 2006 is €590 million. The main elements of the Major 07 Competitiveness plan include the transfer to a zero-commission system with travel agencies, the optimization of procurement procedures and the improvement of process efficiency. As at September 30, 2005, Air France had already achieved savings of €371 million, including €156 million of savings in the six months ended September 30, 2005.

These measures have contributed to keeping a low level of unit costs. As at September 30, 2005, unit costs per equivalent available seat kilometers (“EASK”) increased 1.2% while production measured in EASK increased 5.1%. Unit costs per EASK were impacted by a favorable currency effect of 0.9% and an increased fuel price effect of 4.8%.

Critical Accounting Policies

Our accounting policies are described in Note 2 to our consolidated interim condensed financial statements. Critical accounting policies are those policies that reflect significant estimates, judgments and uncertainties and potentially result in materially different results under different assumptions or conditions. We evaluate our estimates and judgments on an ongoing basis. We base our estimates and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about revenue, expenses and the carrying values of assets and liabilities that are not readily apparent from other sources. Published results may differ from these estimates under different assumptions or conditions.

We use the following critical accounting policies in the preparation of our consolidated financial statements:

Revenue Recognition

We recognize revenue and any related commissions for both passenger and cargo operations when transportation is provided or, for passenger operations, when a ticket expires unused. The amount of passenger ticket sales and commissions not yet recognized as revenue is reflected as “deferred revenue on advance ticket sales” in our consolidated balance sheet. We perform monthly evaluations of this amount to assess the adequacy of the deferred revenue. Any adjustments, which can be significant, are included in results of operations for the periods in which the evaluations are completed.

For purposes of revenue recognition, unused tickets generally expire 18 months following the issuance date. As a result, we make estimates of tickets that will expire unused based on historical trends in order to estimate the amount of unused ticket revenue to be recognized at the time of sale. Changes to these estimates could have a material effect on our financial results.

Frequent Flyer Accounting

We use a number of estimates in accounting for the Flying Blue Program which resulted from the combination as of June 1, 2005 of the former Air France Fréquence Plus and the KLM Flying Dutchman frequent flyer programs. We believe these estimates are consistent with industry practice.

We reduce revenue and record a liability for the estimated incremental cost of providing travel awards based on a database of all program participants and consideration of each individual’s outstanding awards balance. Not all program members redeem accumulated miles for flight awards under the plan, and some program members may never redeem accumulated miles. Accordingly, we compute our program liability based on the analysis of previous experience under the program, anticipated behavior of customers, expectations of future awards to be issued, and analysis of current accumulated mileage balances. Due to the combination of Fréquence Plus and KLM Flying Dutchman and the valuation of the new air miles’ redemption assumptions as of June 1, 2005, we have adjusted the estimate of the corresponding obligations of these programs. The changes in estimates had a positive impact of €10 million after tax on earnings for the financial year ending March 31, 2005.

Determination of the liability for the costs of providing travel awards includes the consideration of the incremental costs of fuel, meals, passenger insurance and ticketing. Costs such as aircraft maintenance, labor or overhead allocations are not considered incremental costs, and are not included in our estimates. As of September 30, 2005, the liability for outstanding but unissued awards was €112 million (€118 million as of March 31, 2005).

A change to these costs estimates or assumptions regarding redemption of miles awards under the program could have a significant effect on our liability in the year of change as well as future years. Furthermore, a change to our policy regarding the number of miles required for specific awards could have a significant impact on measurement of this liability.

We assess incremental cost estimates and award redemption assumptions on a periodic basis throughout the year. Any known or expected trends in individual components are considered in developing estimates of the expected future incremental costs of awards to be issued under the program.

We also sell mileage credits in the Flying Blue program to participating partners, such as credit card companies and hotels. Income from the sale of mileage is deferred and recognized as “passenger revenue” at the time when transportation is provided, based on estimates of the fair value of tickets to be redeemed. Proceeds from sales of mileage credits in excess of the incremental cost of awards to be issued are recognized in income immediately.

Accounting for Pension Plans and Lump Sum Retirement Payments

We calculate our obligations in respect of pension plans and lump-sum retirement payments using the projected credit method, taking into consideration specific economic conditions prevailing in the various countries concerned. These obligations are covered either by pension and/or plan assets.

Pension expense is recorded over the service lives of the employees participating in the plans. Pension expense is generally independent of any pension funding decisions made by us.

Our accounting for pension plans requires us to make a number of assumptions that affect the consolidated financial statements. We believe the most critical are the assumed discount rate and the expected long-term rate of return on plan assets.

We determine our assumed discount rate on the measurement date for each plan. This rate is determined primarily by review of the interest rates on high-quality long-term bonds in the appropriate jurisdictions (generally bonds rated AA or higher by a recognized rating agency). Nominal interest rates vary widely worldwide due to exchange rates and local inflation factors. The weighted average assumed discount rate for Air France-KLM’s worldwide defined benefit plans was 4.5% at March 31, 2005.

Accounting for Major Maintenance Operations

IFRS Accounting Policy

Our accounting policy for major maintenance operations is described at note 2.14.3 to the unaudited interim condensed consolidated financial statements. The individual component approach requires us to make estimates with respect to the anticipated costs and timing of major airframe and engine operations, change to which could have a material effect on our financial position and results of operations.

In addition, our operating lease agreements typically require us either to return an airframe and engine in a certain condition, known as the contractual potential, or to pay or receive a fee based on the actual condition of the airframe and engine upon its return. We record a provision or asset for restitution depending on our estimate of the difference between current airframe and engine condition and the contractual potential.

Change to our estimation of the future actual airframe and engine potential, restitution costs and the time at which such costs would be incurred could have a material effect on our financial position and results of operations.

U.S. GAAP Accounting Policy

Under U.S. GAAP, all maintenance costs are expensed as incurred. Provision for restitution of aircraft under operating leases is recorded at the time restitution costs are probable and can be reasonably estimated.

Impairment of Tangible Long Lived Assets

Under IFRS and in accordance with IAS 36 “Impairment of Assets”, we review at each balance sheet date the carrying amount of tangible and intangible assets in order to asses whether there is any indication of impairment. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the impairment. The recoverable value is the higher of the following values: the fair value reduced by selling costs and its value in use.

When it is not possible to estimate the recoverable value for an individual asset, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

We determined that the smallest level at which assets could be tested were the CGUs corresponding to our operating segments. When the recoverable value of a CGU is lower than its carrying value, an impairment is recognized. This impairment loss is allocated first to the carrying amount of the goodwill. The remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit. For the passenger segment, value in use is measured by discounting forecast operating cash flow to be generated by those assets, based on the models that the Group also use in making fleet scheduling decisions. These models use passenger yield, fuel costs, labor costs, and other relevant factors for the markets where the specific aircraft will operate. Fair values of aircraft are estimated based on information available under the circumstances, including published information from third party sources, current market conditions, or the value of similar assets.

Under U.S. GAAP, when impairment indicators are identified, we make judgments about the level of assets to be grouped for purposes of impairment according to our segment level. We estimate future net cash flows related to the asset group, and record impairment losses on long lived assets held and used when events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. The impairment loss is measured by comparing the fair value of the asset to its carrying amount.

Deferred Tax Assets

Deferred tax assets relating to temporary differences and tax loss carry forwards are recorded to the extent that the taxable entity is likely to generate sufficient taxable income to absorb such temporary differences. We assess the likelihood based on our business plans and reasonable expectations of taxable income and reversals of temporary differences for future years.

Under IFRS, the amount of tax losses for which no deferred tax asset is recognized in the balance sheet is €438 million as of September 30, 2005 and €463 million as of March 31, 2005.

Changes to our estimation and forecasts of future taxable income could result in material changes to the amount of deferred tax assets recorded.

Comparison of Financial Results for the Three Months Ended September 30, 2005 and September 30, 2004

Total Operating Revenues

The following table sets forth our sales, income from current operations, income from operating activities, net income from continuing operations, income attributable to equity holders and earnings per share for the three months ended September 30, 2005 and September 30, 2004, and the percentage change between the 2005 and 2004 results:

	Three months ended September 30,
	2005	2004	% Change
	(in € millions)
Sales	5,636	5,116	10.2

	Three months ended September 30,
	2005	2004	% Change
Income from current operations	528	339	55.8

Income from operating activities	1,061	352	-

Net income from continuing operations	1,014	307	-

Income attributable to equity holders	717	195	-

Earnings per share (basic) (in €)	2.73	0.76	-

Passenger transport for Air France-KLM remained very dynamic during the three months ended September 30, 2005, in line with the trend since the beginning of the year, despite the rise in oil prices. Weak European export markets continued to impact our cargo activity. Diminished traffic levels were offset by robust unit revenues.

Sales for the three months ended September 30, 2005 increased 10.2% to €5.64 billion from €5.12 billion for the same period last year. As a result of the synergies realized from the business combination of Air France and KLM, as well as our ongoing cost-saving measures, operating costs increased only 7.0% to €5.11 billion for the three months ended September 30, 2005. The increase in operating costs was mainly due to:

•

a 29% increase in fuel charges to €908 million for the three months ended September 30, 2005, compared to €704 million for the same period last year. This increase reflected an increase in volume of 3%, an increase in jet fuel prices of 49%, offset by a hedging impact of 23%;

•

a decrease in commercial and distribution costs of 14.6% to €321 million for the three months ended September 30, 2005 resulting mainly from the transition to the zero commission system with travel agents;

•	an increase of 4.1% in employee costs to €1.54 billion for the three months ended September 30, 2005 at a stable headcount of 102,460 employees; and

•

a negative variance of €73 million for the three months ended September 30, 2005 in “charge to operating provisions” and “other income and charges” resulting from provision write-backs recorded in the three months ended September 30, 2004.

Unit costs measured in EASK increased 1.7% for the three months ended September 30, 2005 which was impacted by an increased fuel price effect of 4.4%.

Income from current operations for the three months ended September 30, 2005 increased 56% to €528 million from €339 million for same period last year.

Income from operating activities for the three months ended September 30, 2005 increased to €1.06 billion from €352 million for the same period last year. Income from operating activities for the three months ended September 30, 2005 included the capital gain of €504 million generated by the disposal of Amadeus GTD shares under the public offer for Amadeus GTD shares by WAM Acquisition S.A.

Net income from continuing operations increased to €1.01 billion for the three months ended September 30, 2005 compared to €307 million for the same period last year. The tax charge amounted to €240 million for the three months ended September 30, 2005 compared to €142 million for the same period last year. The contribution from associates decreased to negative €47 million for the three months ended September 30, 2005 compared to a positive contribution of €22 million for the same period last year resulting primarily from an impairment test in respect of Martinair (50% owned by KLM) which generated a loss of €58 million. Income attributable to equity holders increased to €717 million for the three months ended September 30, 2005 compared to €195 million for the same period last year.

Passenger activity

During the three months ended September 30, 2005, passenger traffic increased 9.0% and capacity increased 5.0% compared to the same period last year, resulting in an increase in load factor of 2.2 points to 84.2%, 3.7 points above the average load factor reported by the Association of European Airlines (AEA).

Total passenger revenues increased 10.5% to €4.46 billion compared to the same period last year. The currency impact during the three months ended September 30, 2005 was limited at 0.2%. Income from current operations increased 61% for the three months ended September 30, 2005 to €425 million.

The following table shows total passenger revenues, scheduled passenger revenues, yield (unit revenue per revenue-ton kilometers (RPK)), unit revenues and costs per available seat-kilometers (ASK) and income from current operations for the three months ended September 30, 2005, for the three months ended September 30, 2004 and the percentage change between the periods:

	Three months ended September 30,
	2005	2004	Change
Passenger activity

Passenger revenues (in €m)	4,456	4,032	10.5%

Scheduled passenger revenues (in €m)	4,229	3,831	10.4%

Yield (unit revenue per RPK) (in € cents)	8.30	8.19	1.3%

Unit revenue per ASK (in € cents)	6.98	6.64	5.1%

Unit cost per ASK (in € cents)	6.21	6.11	1.5%

Income from current operations (in €m)	425	264	61.0%

For the three months ended September 30, 2005, yield was partially impacted by an unfavorable currency effect of 0.2% and by the transition to the zero commission system, which limited the increase by approximately 1.5 points. Unit cost per ASK for the three months ended September 30, 2005 was partially impacted by an increased fuel price effect of 3.4%.

Cargo activity

Cargo activity experienced low demand for the three months ended September 30, 2005 particularly as a result of diminished European exports. Unit revenues for cargo activity, however, remained strong. During the three months ended September 30, 2005, traffic increased 1.6% and capacity increased 6.4% compared to the same period last year, resulting in a decrease in load factor of 3 points to 62.9%.

Revenues from our cargo business increased 11.3% to €698 million for the three months ended September 30, 2005 compared to €627 million for the same period last year. Income from current operations from our cargo business increased 78.9% to €34 million for the three months ended September 30, 2005 compared to €19 million for the same period last year.

The following table shows cargo revenues, cargo transport revenues, yield, unit revenue and cost per ATK, and income from current operations for the three months ended September 30, 2005, for the three months ended September 30, 2004 and the percentage change between the periods:

	Three months ended September 30,
	2005	2004	Change
Cargo activity

Cargo revenues (in €m)	698	627	11.3%

Cargo transport revenues (in €m)	645	571	13.0%

Yield (Unit revenue per RTK) (in € cents)	24.62	22.13	11.2%

Unit revenue per ATK (in € cents)	15.48	14.58	6.2%

Unit cost per ATK (in € cents)	14.51	13.94	4.1%

Income from current operations (in €m)	34	19	78.9%

For the three months ended September 30, 2005, the increase in yield and unit revenue per ATK was impacted by a favorable currency effect of 1.0%. Unit cost per ATK for the three months ended September 30, 2005 was impacted by a favorable currency effect of 0.4% and an increased fuel price effect of 7.0%.

Maintenance activity

Operating revenues for our third-party maintenance activity for the three months ended September 30, 2005 amounted to €198 million, representing no change from the same period the last year. Income from current operations for the three months ended September 30, 2005 for maintenance activity increased to €26 million compared to €15 million for the same period last year.

Other activity

Our other revenues principally consist of revenues from KLM’s charter business through its subsidiary transavia.com, the catering activities of the Servair subsidiaries of Air France and KLM catering, as well as KLM’s airport retail sales. Revenues from other activities amounted to €284 million for the three months ended September 30, 2005, representing an increase of 12.3% over the same period last year. Income from current operations for our other activities amounted to €42 million for the three months ended September 30, 2005 compared to €39 million for the same period last year.

Comparison of Financial Results for the Six Months Ended September 30, 2005 and September 30, 2004

Total Operating Revenues

The following table sets forth our sales, income from current operations, income from operating activities, net income from continuing operations, income attributable to equity holders and earnings per share for the six months ended September 30, 2005 and September 30, 2004 (on a pro forma and historical basis), and the percentage change between the 2005 and the pro forma 2004 results:

	Six months ended September 30,
	2005	2004 pro forma	Change	2004 historical
	(in € millions)

Sales	10,822	10,026	7.9%	9,536

Income from current operations	750	512	46.5%	510

Income from operating activities	1,289	976	32.1%	969

Net income from continuing operations	841	702	19.8%	703

Income attributable to equity holders	829	708	17.1%	709

Earnings per share (basic) (in €)	3.16	2.78	13.7%	2.78

Our sales for the six months ended September 30, 2005 increased 7.9% to €10.82 billion from €10.03 billion on a pro forma basis (€9.54 billion on an historical basis) for the same period last year.

Growth was achieved across the passenger, cargo and maintenance business segments. For the six months ended September 30, 2005, revenues from passenger and cargo operations increased by 8.6% and 9.1%, respectively, compared to revenues from passenger and cargo operations for the same period last year. Operating revenues for our third party maintenance activity for the six months ended September 30, 2005 increased 3.2% compared to the same period last year. Other activity remained stable but included nine months of revenues from Servair for the six months ended September 30, 2004.

Passenger Activity

The following table shows passenger revenues, scheduled passenger revenues, yield, unit revenue and cost per ASK and income from current operations for the six months ended September 30, 2005, for the six months ended September 30, 2004 on a pro forma basis and the percentage change between the periods:

	Six months ended September 30,
	2005	2004 pro forma	Change
Passenger activity

Passenger revenues (in €m)	8,540	7,867	8.6%

Scheduled passenger revenues (in €m)	8,088	7,452	8.5%

Yield (unit revenue per RPK) (in € cents)	8.34	8.28	0.7%

Unit revenue per ASK (in € cents)	6.83	6.60	3.4%

Unit cost per ASK (in € cents)	6.24	6.17	1.1%

Income from current operations (in €m)	601	394	52.5%

During the six months ended September 30, 2005, passenger traffic increased 7.8% and capacity increased 4.9% compared to the same period last year, resulting in an increase in load factor of 2.1 points to 81.9%, 3.7 points above the average load factor reported by the AEA.

The second quarter of the financial year ended March 31, 2006 experienced particularly strong growth, with passenger traffic increasing 9.1% and capacity increasing 5.0%, resulting in an increase in load factor to 84.1% (in each case, pro forma). According to the AEA, as at September 30, 2005, we raised our market share to 26.3% from 25.9% the previous year.

With a fleet of 556 aircraft in operation as at September 30, 2005 (550 at September 30, 2004), we carried approximately 36.6 million passengers during the six months ended September 30, 2005, compared to 32.7 million during the same period last year.

In June 2005, we launched a combined frequent flyer loyalty program merging Air France’s Fréquence Plus program and KLM’s Flying Dutchman program, bringing together the approximate 10 million members who will be able to earn and use their miles on the SkyTeam network as well as its 130 partners. The introduction of Flying Blue follows the combination of the fare system launched during the financial year ended March 31, 2005 which enables passengers to travel on either Air France or KLM while benefiting from the standard conditions offered for a return ticket. During the six months ended September 30, 2005, over 500,000 new members signed up for Flying Blue.

In January 2005 and in April 2005, KLM and Air France, respectively, terminated the payment of commissions to travel agencies for their respective domestic markets. Following this termination, these commissions will be paid by customers who will be billed directly. This system offers greater transparency as to the components of the ticket price with agency fees adapted to the means of purchase and the service provided.

Total revenues from passenger activity for the six months ended September 30, 2005 increased 8.6% to €8.54 billion compared to €7.87 billion for the same period last year (€7.53 billion on an historical basis), while scheduled passenger revenues increased 8.5% to €8.09 billion compared to such revenues for the same period last year. The increases were principally due to the increased passenger traffic.

Yield increased by 0.7% for the six months ended September 30, 2005 compared to the same period last year, which was impacted by an unfavorable currency effect of 1.1%. The strong improvement of 2.1 points in the load factor drove a growth of unit revenue per available seat kilometer of 3.4% including an unfavorable currency effect of 1.1%. Unit cost per ASK increased 1.1% for the six months ended September 30, 2005 compared to the same period last year which was partially impacted by a favorable currency effect of 0.9% and an increased fuel price effect of 4.8%.

During the six months ended September 30, 2005, both the long-haul and medium-haul networks experienced increased activity. On the long-haul network, demand remained strong. On the medium-haul network, traffic was strong for both Air France and KLM with Air France benefiting from the network restructuring plan launched during the financial year ended March 31, 2005 which enabled Air France to return to profitability in just two years, rather than the three years originally estimated.

The following table shows passenger capacity, traffic, load factor and scheduled passenger revenue for the six months ended September 30, 2005 and the change in these operating measures as compared to such operating measures for the previous period on a pro forma basis:

	Six months ended September 30, 2005
	Capacity (ASK)		Traffic (RPK)		Load factor		Scheduled passenger revenue
	Million	Change	Million	Change	%	Change	Change

Long-haul	90,736	5.9%	76,629	8.1%	84.5%	1.7 pts	10.9%

Medium-haul	27,759	2.0%	20,375	6.6%	73.4%	3.2 pts	5.3%

Total	118,495	4.9%	97,004	7.8%	81.9%	2.2 pts	8.5%

The long-haul network

Our long-haul network serves 111 destinations1, 49 unique to Air France, 30 unique to KLM, and 32 destinations served jointly by Air France and KLM. Our long-haul network is based out of our two main hubs at Roissy-CDG and Amsterdam Schiphol airports and represented approximately 77% of total capacity, 79% of total traffic and 59% of total scheduled passenger revenues for the six months ended September 30, 2005. During the six months ended September 30, 2005, 10.8 million passengers flew on Air France-KLM’s long-haul network.

The following table shows scheduled passenger revenues by destination for the six months ended September 2005 and the change in such revenues and in capacity and traffic within our long-haul network compared to the previous period on a pro forma basis:

	Six months ended September 30, 2005
	Capacity (ASK)	Traffic (RAK)	Scheduled passenger revenues by destination (in €m)
Americas	10.5%	10.9%	1,868	14.5%

Asia-Pacific	4.1%	9.5%	1,221	11.5%

Africa and Middle East	9.4%	8.6%	1,100	9.1%

Caribbean and Indian Ocean	(5.7)%	(2.3)%	555	1.6%

Total	5.9%	8.1%	4,745	10.9%

Americas. The Americas network experienced sustained strong business for the six months ended September 30, 2005, with an increase in the number of passengers by 10.7% to 4.5 million compared to 4.1 million for the same period last year. The Americas network accounted for approximately 32% of total capacity, 34% of total traffic and 23% of total scheduled passenger revenues for the six months ended September 30, 2005. Capacity in this network grew by 10.5% for the six months ended September 30, 2005 compared to the same period last year, and by 10.9% in terms of traffic and revenues.

[1]	2005 summer season

The North American network continued to perform well, with traffic rising 7.8% for the six months ending September 30, 2005 compared to the same period last year, resulting in an increase in load factor of 1.6 points to 89.9%. Revenues for the six months ended September 30, 2005 increased by 11.2% compared to the same period last year to €1.39 billion, reflecting an improvement in unit revenues.

On the Latin America network, traffic growth for the six months ended September 30, 2005 did not entirely keep pace with the significant increase in capacity of 23.5% compared to the same period last year. This uneven growth resulted in a 2.4 point reduction in the load factor, which nevertheless remained high for the six months ended September 30, 2005 at 82.2%. Yield fell slightly, while unit revenue per available seat kilometer decreased, reflecting the impact of the lower load factor. Revenues for the six months ended September 30, 2005 increased by 19% to €477 million compared to the same period last year.

Asia-Pacific. During the six months ended September 30, 2005, the Asian network experienced strong growth in traffic of 9.5% compared to the same period last year, resulting in an increase in load factor of 4.3 points to 85.7%. Revenues for the six months ended September 30, 2005 rose 12.8% compared to the same period last year to €1.22 billion. A total of 2.3 million passengers flew with this network during the six months ended September 30, 2005, up from 2.1 million during the same period last year, making the Asia-Pacific our second-largest long-haul network and our third-largest network overall. The Asia-Pacific network represented nearly 20% of total capacity, 21% of total traffic and 15% of total scheduled passenger revenues for the six months ended September 30, 2005, the same level as the same period last year. Unit revenues rose strongly during the six months ended September 30, 2005 compared to the same period last year.

Africa and Middle East. The Africa and Middle East network is our third-largest long-haul network and our fourth-largest network overall, representing approximately 14% of total capacity, 13% of traffic and 14% of total scheduled passenger revenues for the six months ended September 30, 2005. This network did not experience any significant changes compared with the same period last year.

The Middle East network recorded the strongest growth in traffic, with a 12.7% increase for the six months ended September 30, 2005 compared to the same period last year, as opposed to a 7.0% increase for the Africa network. The load factor for the Middle East network improved 2.7 points for the six months ended September 30, 2005 compared to the same period last year, whereas the African network load factor decreased 1.9 points. However, unit revenues for the Africa network increased, leading to a 14% rise in revenues, whereas the Middle East network recorded a fall in unit revenues, while revenues remained unchanged. In total, approximately 2.4 million passengers flew on the Africa and Middle East network during the six months ended September 30, 2005 generating revenues of €1.10 billion, compared to approximately 2.3 million passengers during the same period last year.

Caribbean and Indian Ocean. The Caribbean and Indian Ocean network is our smallest network, representing approximately 12% of total capacity, 11% of total traffic and 7% of total scheduled passenger revenues for the six months ended September 30, 2005. The contribution of the Caribbean and Indian Ocean to our overall network decreased slightly for the six months ended September 30, 2005 compared to the same period last year with a 5.7% reduction in capacity and a 2.3% reduction in traffic. Approximately 1.5 million passengers flew on this network during the six months ended September 30, 2005, a decrease of 2.7% from the same period last year. Revenues, however, remained stable over the period at €555 million, representing an increase of 0.4% over the same period last year. This increase was principally due to an increase in the load factor of 2.9 points to 80.8% and the level of unit revenue per ASK.

The medium-haul network

Our medium-haul network serves 126 destinations, 56 unique to Air France and 24 unique to KLM. The medium-haul network is our second-largest network in terms of capacity and traffic, which represented 23% and 21%, respectively, of total capacity and traffic for the six months ended September 30, 2005. The medium-haul network represents the leading network for revenues, accounting for approximately 41% of total revenues for the six months ended September 30, 2005, or €3.34 billion. Approximately 25.9 million passengers flew on our medium-haul network during the six months ended September 30, 2005, an increase of 5.6% compared to the same period last year.

The following table shows scheduled passenger revenues by destination for the six months ended September 30, 2005 and the change in such revenues, and in capacity and traffic within our medium-haul network compared to the same period last year on a pro forma basis:

	Six months ended September 30, 2005
	Capacity (ASK)	Traffic (RPK)	Scheduled passenger revenues by destination
			(in € millions)

Europe and North Africa	2.0%	6.6%	3,344	5.4%

The importance of Air France’s medium-haul network, which represented 72% of the total medium-haul network and 69% of the total medium-haul traffic for the six months ended September 30, 2005, allowed us to benefit from Air France’s strong recovery. After recording a loss of over €100 million during the financial year ended March 31, 2004, Air France reorganized its medium-haul network, introducing measures to reduce costs and promoting traffic growth through simplified and attractive fares. As forecast, despite the decrease in yield, unit revenue per available seat-kilometer increased significantly to 73.4% for the six months ended September 30, 2005, from 70.2% for the same period last year. This increase was principally due to the improvement in load factor. In total, sales revenues for the medium-haul network increased 5.3% during the six months ended September 30, 2005 compared to the same period last year and the network is now profitable again.

Cargo activity

Cargo activity experienced low demand for the six months ended September 30, 2005. Our cargo business is evolving, with a concentration of customers and increased competition from Asian and Middle Eastern competitors. In response to this new environment, we have chosen to adopt a new business model for Air France and KLM cargo activities by integrating our commercial activities, including sales, distribution, network and marketing as well as introducing a strategy for the coordination and development of other operations under a Joint Cargo Management Team.

The following table shows cargo capacity, traffic, load factor and revenues for the six months ended September 30, 2005 and the change in these operating measures as compared to such operating measures for the same period last year on a pro forma basis:

	Six months ended September 30, 2005
	Capacity (ATK)		Traffic (RTK)		Load factor		Cargo revenues
	Million	Change	Million	Change	%	Change	Change

Cargo activity	8,182	6.3%	5,251	1.5%	64.2%	(3.0)	10.0%

During the six months ended September 30, 2005, cargo activity remained relatively stable, with an increase in traffic of 1.5% and in capacity of 6.3%, resulting in a decrease in load factor by three points to 64.2% compared to the same period last year. Due to the fact that half of the cargo we transport is carried in passenger aircraft, the increase in capacity was primarily due to the increase recorded on the passenger business. In total, we transported 0.7 million tons of cargo during the six months ended September 30, 2005, representing an increase of 1.0% compared to the same period last year.

Revenues from our cargo business increased 10.0% to €1.36 billion for the six months ended September 30, 2005 compared to €1.25 billion for the same period last year (€1.16 billion on an historical basis). The increase in revenues compared with traffic growth highlights the strong level of unit revenues achieved over the period. Revenue per ton-kilometer increased 8.4% (which was partially impacted by an unfavorable currency effect of 1.0%) while revenue per available ton kilometer increased by 3.5% (partially impacted by an unfavorable currency effect of 1.0%). Since 2002, this activity’s sensitivity to fuel prices has led to the application of fuel surcharges, indexed to aircraft fuel prices.

The unit cost per available ton kilometer increased 3.2% for the six months ended September 30, 2005 compared to the same period last year. This increase was partially impacted by a favorable currency effect of 1.6% and an increased fuel price effect of 6.9%.

The following table shows cargo revenues, cargo transport revenues, yield and unit revenue and cost per ATK for the six months ended September 30, 2005, for the six months ended September 30, 2004 on a pro forma basis and the percentage change between the periods:

	Six months ended September 30,
	2005	2004 pro forma	Change
Cargo activity

Cargo revenues (in €m)	1,358	1,245	9.1%

Cargo transport revenues (in €m)	1,255	1,141	10.0%

Yield (unit revenue per RTK) (in € cents)	23.89	22.04	8.4%

Unit revenue per ATK (in € cents)	15.33	14.81	3.5%

Unit cost per ATK (in €m)	14.61	14.16	3.2%

The following table shows the geographic mix of our scheduled cargo revenues by destination for the six months ended September 30, 2005 and the change in such revenues and in capacity and traffic compared to the same period last year on a pro forma basis:

	Six months ended September 30, 2005
	Capacity (ATK)	Traffic (RPK)	Scheduled cargo revenues by destination
			(in €m)
Europe – North Africa	(3.8)%	(15.4)%	38	(19.1)%

Americas	9.0%	1.6%	394	15.5%

Asia-Pacific	5.7%	2.8%	585	12.7%

Africa & Middle East	6.5%	(1.3)%	151	0%

Caribbean & Indian Ocean	2.0%	(3.1)%	87	4.8%

Total	6.3%	1.5%	1,255	10.0%

The two largest networks within our cargo activity are the Americas and Asia-Pacific, which accounted for 80% of capacity, 85% of demand and 78% of cargo transport revenues for the six months ended September 30, 2005. The contribution made by these two networks was similar to the level recorded during the same period last year in terms of both capacity and traffic. However, their contribution to sales revenues increased by 13.8%, amounting to 78% compared with 75.4% of the total during the same period last year.

Maintenance activity

Revenues for our third-party maintenance activity for the six months ended September 30, 2005 increased 3.2% to €411 million, compared to €398 million for the same period last year (€375 million on an historical basis). The increase in revenues resulted primarily from the general recovery of the airline sector.

Other activity

Our other revenues principally consist of revenues from KLM’s charter business through its subsidiary transavia.com, the catering activities of the Servair subsidiaries of Air France and KLM catering, as well as KLM’s airport retail sales. Revenues from other activities amounted to €513 million for the six months ended September 30, 2005, representing a slight decrease compared to €516 million for the same period last year (€465 million on an historical basis) (which included 9 months of Servair’s revenues). For the six months ended September 30, 2005, €47.3 million of revenues were realized in airport sales and €95.6 million in catering activities, of which €334 million was realized by Transavia compared to €281 million for the same period last year.

External expenses

External expenses for the six months ended September 30, 2005 increased 6.9% compared to the same period last year, increasing to €5.93 billion from €5.54 billion (€5.26 billion on an historical basis). The increase in external expenses resulted principally from the increase in fuel costs.

The following table shows a breakdown of our external expenses for the six months ended September 30, 2005 and the six months ended September 30, 2004 on a pro forma basis as well as the percentage change between the two periods.

	Six months ended September 30,
	2005	2004 Pro forma	% Change	2004 Historical
	(in € millions)		(in € millions)

Aircraft fuel	1,717	1,317	30.4%	1,248

Chartering costs	289	284	1.8%	276

Aircraft operating lease costs	309	305	1.3%	289

Landing fees and en route charges	820	780	5.1%	736

Catering	206	211	(2.4)%	203

Handling charges and other operating costs	597	567	5.3%	539

Aircraft maintenance costs	344	367	(6.3)%	337

Commercial and distribution costs	636	765	(16.9)%	734

Other external expenses	1,009	948	6.4%	894

Total	5,927	5,544	6.9%	5,256

Aircraft fuel

Aircraft fuel expenses increased 30.4% to €1.72 billion for the six months ended September 30, 2005 as compared to €1.32 billion for the same period last year due principally to the substantial increase in oil prices. The application of our hedging policies in respect of fuel costs resulted in a gain of €474 million. The increase in aircraft fuel costs was due to a 3% increase in volume of purchases combined with a 50% increase in oil prices and was due to a 19% impact from hedging activities.

Chartering costs

Aircraft chartering costs remained relatively stable for the six months ended September 30, 2005, increasing 1.8% to €289 million from €284 million for the same period last year.

Aircraft operating lease costs

For the six months ended September 30, 2005, aircraft operating lease costs remained relatively stable, increasing by 1.3% to €309 million from €305 million during the same period last year.

Landing fees and en route charges

Landing fees and en route charges increased 5.1% to €820 million euros for the six months ended September 30, 2005 from €780 million for the same period last year, reflecting the fact that we have assumed the taxes charged to connecting passengers at Roissy-CDG in April 2005.

Catering

For the six months ended September 30, 2005, catering expenses decreased 2.4% to €206 million compared to €211 million for the same period last year.

Handling charges and other operating costs

Handling charges and other operating costs totaled €597 million for the six months ended September 30, 2005, increasing 5.3% from €567 for the same period last year.

Aircraft maintenance costs

Aircraft maintenance costs decreased 6.3% for the six months ended September 30, 2005 to €344 million from €367 million for the same period last year.

Commercial and distribution costs

Commercial and distribution costs decreased by 16.9% for the six months ended September 30, 2005, decreasing to €636 million from €765 million for the same period last year. This decrease resulted principally from the elimination of commissions paid to travel agents in accordance with new regulations implemented in France since April 1, 2005 and in the Netherlands since January 1, 2005.

Other external expenses

Other expenses increased 6.4% for the six months ended September 30, 2005, rising to €1.01 billion from €948 million for the same period last year.

Salaries and related costs

Salaries and related costs increased 3.9% for the six months ended September 30, 2005, rising to €3.14 billion from €3.02 billion for the same period last year (€2.88 billion on an historical basis). However, on a constant basis, the workforce has remained relatively stable, with 102,460 members of staff.

Taxes other than income tax

Taxes and duties, other than income tax, decreased slightly by 3.4% to €112 million for the six months ended September 30, 2005 compared with €116 million for the same period last year (€114 million on an historical basis).

Charge to depreciation, amortization, net

Depreciation and amortization charges increased by 5.8% to €809 million for the six months ended September 30, 2005 from €822 million for the same period last year (€782 million on an historical basis). While depreciation declined by 1.6%, provisions recorded a charge of €61 million whereas the six months ended September 30, 2004 recorded a large write-back of provisions which explains the variation.

Income

General

Income from operating activities for the six months ended September 30, 2005 was €1.29 billion including €504 million in capital gains resulting from WAM’s public offer for Amadeus securities in July 2005. For the six months ended September 30, 2004, income from operating activities totaled €976 million (€969 on an historical basis), principally reflecting the €424 million write-back of negative goodwill generated by the acquisition of KLM.

By activity

The following table shows a breakdown of external revenues and income from current operations by activity for the six months ended September 30, 2005 and September 30, 2004 (on both a pro forma and historical basis):

	September 30, 2005		September 30, 2004
	External Revenues	Income from Current Operations	External Revenues		Income from Current Operations
			Pro forma	Historical	Pro forma	Historical

	(in € millions)

Passenger activity	8,540	601	7,867	7,533	394	396

Cargo activity	1,358	45	1,245	1,163	37	34

Maintenance activity	411	40	398	375	21	30

Other activities	513	64	516	465	60	50

Total	10,822	750	10,026	9,536	512	510

For the six months ended September 30, 2005, income from current operations from passenger activity increased 52.5%, rising to €601 million, compared to €394 million for the same period last year (€396 million on an historical basis). Income from current operations from cargo activities increased as well, rising 21.6% to €45 million from €37 million for the same period last year (€34 million on an historical basis). Income from current operations from maintenance almost doubled to €40 million for the six months ended September 30, 2005 compared to €21 million for the same period last year (€30 million on an historical basis). For the six months ended September 30, 2005, income from current operations from other activities increased slightly 6.6% to €64 million from €60 million for the same period last year (€50 million on an historical basis). €63 million of income from current operations for other activities for the six months ended September 30, 2005 were realized by Transavia and €8.6 million by Servair, which were partially offset by a loss of €4.2 million by the holding company Air France-KLM.

Net financial charges

The net cost of financial debt for the six months ended September 30, 2005 amounted to an expense of €114 million, representing an increase of approximately €3 million compared to the same period last year. This increase is primarily due to Air France benefiting from a rebate upon expiration of an aircraft financing arrangement in the first six months ended September 30, 2004.

Income tax

For the six months ended September 30, 2005, we had a total tax charge of €292 million, compared to €181 million for the same period last year (€181 million on an historical basis), resulting in an effective tax rate of 25.1% for the six months ended September 30, 2005 compared with an effective tax rate of 21.4% for the same period last year.

Share of results of equity affiliates

The share in income of equity affiliates amounted to a loss of €30 million for the six months ended September 30, 2005, compared with a gain of €39 million for the same period last year (€39 million on an historical basis). This decrease is principally due to the impairment test carried out on Martinair, in which KLM has a 50% interest, which resulted in a €58 million loss before tax for the six months ended September 30, 2005. In addition, the net income of Amadeus is no longer recorded in our financial statements since July 2005 due to the takeover of Amadeus by WAM.

Income attributable to equity holders for the six months ended September 30, 2005, amounted to €829 million compared to €708 million for the same period last year (€709 million on an historical basis). Net income - group share was €112 million the first quarter ended June 30, 2005 and €717 million for the second quarter ended September 30, 2005.

Liquidity and Capital Resources

Capital expenditure amounted to €1.37 billion during the six months ended September 30, 2005. This capital expenditure was financed by an operating cash flow of €1.31 billion and proceeds from asset disposals of €147 million. Our cash position as at September 30, 2005 was €3.57 billion compared to €2.18 billion for the same period last year. This increase was partially due to the €817 million received in connection with the sale of Amadeus. Disposable credit facilities remained at €1.7 billion.

Our net debt position improved relative to the financial year ended March 31, 2005. As at September 30, 2005 our net debt totaled €4.80 billion, representing a decrease of €917 million compared to €5.72 billion as at March 31, 2005. Stockholders’ equity increased to €7.03 billion compared to €5.10 billion as at March 31, 2005. The increase of €2.02 billion in stockholders’ equity resulted principally from the valuation of hedging instruments (€1.33 billion) and the net profit realized of €829 million. This resulted in a reduction of our gearing ratio to 0.68 as at September 30, 2005 from 1.14 as at March 31, 2005.

We believe that our liquidity position exceeds the minimum required to sustain our business adequately and that our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us if they are needed. Our liquidity position is strongly affected by aircraft purchases, which under their terms may provide for payments to the aircraft manufacturer in advance of delivery and therefore before the aircraft can be used to generate revenue.

Net Debt

Pursuant to SEC rules, we have provided below a reconciliation of net debt to short- and long-term debt and capital leases as of September 30, 2005 and March 31, 2005. Net debt is a non-GAAP financial measure, and we believe that short- and long-term debt and capital leases is the most directly comparable financial measure presented in accordance with generally accepted accounting principles. We define net debt as short- and long-term debt and capital leases less cash and deposits and marketable securities.

We believe that our net debt and ratio of net debt to stockholders’ equity and minority interests are useful to investors as a measure of our liquidity and ability to serve and incur debt. However, net debt and such ratio should not be considered as measures of financial performance or leverage under IFRS or U.S. GAAP and thus should be evaluated together with other financial ratios calculated in accordance with IFRS or U.S. GAAP and the various components of short- and long-term debt and capital leases. In addition, our definition of net debt may not be comparable to similarly titled financial measures used by other companies. The following table shows a breakdown of net debt and stockholders’ equity and minority interests of Air France-KLM at September 30, 2005 and at March 31, 2005:

	As at September 30, 2005	As at March 31, 2005
	(in € millions)
Long term debt

Current	1,044	1,102

Non-current	8,218	7,831

Total long term debt	9,262	8,933

Deposits and marketable securities	(962)	(901)

Fair value of currency derivatives	74	75

Cash and cash equivalents	3,707	2,652

Bank overdrafts	133	262

Net debt	4,800	5,717

Stockholders’ equity and minority interests	7,030	5,012

Net debt/stockholders’ equity and minority interests	0.68	1.14

Contractual Commitments Tables

The following table sets out our contractual commitments and payments due by period at September 30, 2005:

	Payment due by period
Contractual	Total	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	5+ years
	(in € millions)

Long-term debt obligations	9,262	1,044	1,092	1,136	667	739	4,584

Of which aircraft capital leases	5,194	549	711	738	434	516	2,246

Of which buildings capital leases	260	20	22	21	22	21	154

Operating leases	2,620	529	554	445	323	258	511

Other contractual commitments	143	143	-	-	-	-	-

Flight equipment orders	3,756	835	980	748	692	370	131

Total	15,781	2,551	2,626	2,329	1,682	1,367	5,226

In addition to through our operating cash flows and cash balances as of March 31, 2005, we may finance our contractual commitments, principally the purchases of flight equipment, through various methods, including entering into finance leases, issuing equity-linked securities and entering into secured or unsecured bank facilities. We also may reduce our need for liquidity by decreasing our capital expenditure plan, as we did following the events of September 11, 2001, entering into sale and lease back transactions and considering the disposing of non-strategic assets.

Exemptions to IFRS

Business combinations:

We elected not to apply IFRS 3 (Business Combinations) retrospectively for all business combinations that occurred before the date of transition (April 1, 2004) which are primarily related to the acquisitions of UTA and Air Inter in 1990 and Regional Airlines, Britair and Cityjet in 2000.

If we had restated past business combinations to comply with IFRS 3, stockholders’ equity and the amount of goodwill under IFRS as of April 1, 2004 would have not materially changed. We estimate that the impact would have been comparable to the adjustment between French GAAP and U.S. GAAP consolidated financial statements as of and for the year ended March 31, 2005 as described and valued on pages F-84 and F-85 of our annual report on Form 20-F for the fiscal year ended March 31, 2005.

Employee benefits:

We elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRS (April 1, 2004) for all employee benefit plans, but we elected to use the “corridor” approach for actuarial gains and losses arising beginning April 1, 2004 in the IFRS consolidated financial statements. Taking into account that in the long term actuarial gains and losses may offset one another, the applicable IAS standard permits an entity to leave some actuarial gains and losses within a range (or “corridor”) around the best estimate of post-employment benefit obligations unrecognized.

The impact of this election on the stockholders’ equity at the date of transition to IFRS, as indicated in Note 25.1 of our unaudited interim condensed consolidated financial statements, was negative in an amount of approximately €20 million.

Had we not used such exemption, the IFRS accounting treatment would have been comparable to that of French GAAP applied as of March 31, 2005.

Cumulative translation differences:

We elected the exemption related to cumulative translation differences. As indicated in IFRS 1 paragraph 22:

“If a first-time adopter uses this exemption:

(a)	the cumulative translation differences for all foreign operations are deemed to be zero at the date of transition to IFRSs; and

(b)

the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition to IFRSs and shall include later translation differences.”

This exemption had no impact on stockholders’ equity at the date of transition to IFRS and no material impact on net income for the fiscal year ended March 31, 2005 as no material disposals of foreign operations were accounted for during the fiscal year ended March 31, 2005.

Property, plant and equipment fair value adjustment:

We elected to fair value certain of our aircraft at the transition date to IFRS (April 1, 2004) and to use such fair value as the fleet deemed cost. The impact of this election on the stockholders’ equity at the date of transition to IFRS, as indicated in Note 25.1 of our unaudited interim condensed consolidated financial statements, was negative in an amount of approximately €740 million before tax.

We did not elect any other exemption to IFRS.

New Accounting Pronouncements under US GAAP

Accounting for Purchases and Sales of Inventory with the Same Counterparty – EITF Issue N° 04-13

In September 2005, the EITF issued EITF Issue N° 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on our financial position or results of operations under U.S. GAAP.

Share-based payment—FASB Statement No. 123 (Revised 2004)

SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires compensation expense, measured as the fair value at the grant date, related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS No. 123(R) is effective for us as of April 1, 2006 as we have not elected early adoption of the standard.

Upon adoption of SFAS 123(R), companies are allowed to select alternative transition methods, each of which has different financial reporting implications. We have not chosen which transition method we will use yet.

We do not expect this standard will have a material impact on our financial position and results of operations under U.S. GAAP.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, this SAB provides guidance related to share-based payment transactions with nonemployees, the transition from nonpublic to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

We do not expect this pronouncement will have a material impact on our consolidated financial statements as reconciled to U.S. GAAP.

Exchanges on non-monetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, which exempts from fair value measurement the exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement shall be applied for non monetary asset exchanges occurring after April 1, 2006. We do not expect that the adoption of this statement will have a material impact on our financial position or results of operations under U.S. GAAP.

SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005 the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20: (i) for reporting the correction of an error in previously issued financial statements, (ii) for a change in accounting estimate, and (iii) requiring justification of a change in accounting principle on the basis of preferability.

We believe that the initial application of the provisions of this Interpretation will not have a material impact on our financial position, cash flows or results of operations under U.S. GAAP.

Quantitative and Qualitative Disclosures About Market Risk

We are inevitably exposed to price and currency fluctuations given the international nature of our business. We hedge our expected exposure to fluctuations in foreign exchange and interest rates on a case-by-case basis and seek to hedge a significant part of our expected exposure to fluctuation in fuel prices. The decision to hedge is taken by our management on a centralized basis based on the nature and significance of the potential risks involved. Our objective with respect to hedging transactions is to safeguard budgeted margins.

We have defined strict policies and procedures to measure, manage and monitor our market risk exposures. We have instituted management rules based on a segregation of operations, financial and administrative control and risk measurement. We have also instituted, for all operations managed at corporate level, an integrated system that permits real time monitoring of hedging strategies.

As part of our treasury and fuel risk management program, we selectively use derivative financial and commodity instruments in order to reduce our exposure to fluctuations in market rates and prices. We use derivates only for the purposes of hedging identified exposures and do not invest in derivatives for trading or speculative purposes. The instruments used include swaps, forward contracts, and options in the currency, interest rate and fuel markets.

Exchange Rate Risk

We seek to reduce our foreign exchange exposure arising from:

•	Current Operations

Although our reporting currency is the euro, part of our cash flow is denominated in other currencies, such as the U.S. dollar, the Japanese yen, the British pound sterling, the Canadian dollar and the Swiss franc. Our commercial activities also generate and incur income and expenses in foreign currency. Our policy is to hedge against exchange risks relating to forecast cash surpluses or shortfalls in various currencies (e.g., the U.S. dollar, the Japanese yen, the British pound and non-euro European currencies). Hedging takes the form of forward sales or purchases and/or option-based strategies.

•	Acquisitions of Flight Equipment

Capital expenditure for flight equipment is denominated in U.S. dollars. We hedge on the basis of projected fluctuations in the U.S. dollar via forward sales and purchases and/or option-based strategies.

•	Long-Term Debt and Capital Leases

A number of loans are denominated in foreign currency so as to diversify sources of funding and take into account cash surpluses generated in various currencies. In order to safeguard against the risk of exchange rate fluctuations on debt and capital leases currency swaps are used. This is a micro-hedging mechanism matched specifically to the borrowing to which it relates.

The table below provides information about Air France-KLM’s foreign exchange derivatives as at September 30, 2005 and presents such information in euro equivalents. The table presents the notional amounts by contractual maturity dates. These notional amounts are generally used to calculate the contractual payments to be exchanged under the contract.

in € millions	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total	Fair Value
Currency Options

U.S. Dollar (USD)	776	3	0	0	0	0	779	18

Japanese Yen (JPY)	61	0	0	0	0	0	61	3

Pound Sterling (GBP)	50	0	0	0	0	0	50	(1)

Swiss Franc (CHF)	12	0	0	0	0	0	12	0

Canadian Dollar (CAD)	23	0	0	0	0	0	23	(1)

Total	922	3	0	0	0	0	925	19

in € millions	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total	Fair Value
Forward contract purchases

U.S. dollar (USD)	1,134	872	432	364	132	13	2,947	(29)

Other	1	1	1	0	0	0	3	0

Total	1,135	873	433	364	132	13	2,950	(29)

Forward contract sales

British pound (GBP)	183	0	0	0	0	0	183	(3)

Norwegian krone (NOK)	77	0	0	0	0	0	77	(3)

Japanese yen (JPY)	76	0	0	0	0	0	76	1

Swedish krona (SEK)	61	0	0	0	0	0	61	1

U.S. dollar (USD)	14	0	0	0	0	0	14	(1)

Swiss franc (CHF)	36	0	0	0	0	0	36	0

Other	22	0	0	0	0	0	22	0

Total	469	0	0	0	0	0	469	(5)

Total	2,526	876	433	364	132	13	4,344	(15)

Interest Rate Risk

As at September 30, 2005, our exposure to interest rate risk was not materially different from our exposure as at March 31, 2005, as described in our annual report on Form 20-F for the financial year ended March 31, 2005:

•	Total debt remained relatively stable, rising by only 3% following the issuance of the convertible bonds (OCEANE);

•

the breakdown between fixed rate and floating rate debt remained unchanged during the first semester: in order to capitalize on our historically low fixed rates, we have carried on our policy aimed at converting part of the floating rate debt into fixed rate using interest rate swaps.

Commodity Risk - Fuel Prices

The impact of fuel price changes on us and our competitors is dependent upon various factors, including hedging strategies. We have a fuel hedging program in which we enter into jet fuel, heating oil and crude swap and option contracts to protect against increases in jet fuel prices. These instruments generally have maturity of up to 48 months. The table below provides information about Air France-KLM’s swaps and options to manage commodity risks as at September 30, 2005.

	At September 30, 2005
	Maturing before one year	Maturing after one year	Total	Fair Value
	(in € millions )

Swaps	1,311	1,842	3,153	899

Options	1,238	1,388	2,626	1,191

Total	2,549	3,230	5,779	2,090

Recent Developments

As previously confirmed by each of Air France and KLM, on February 14, 2006 investigators from the EU Commission and the United States Department of Justice (the “U.S. DOJ”), as well as competition authorities in other jurisdictions, started investigations into alleged cartel activity in the air cargo transport sector involving most air cargo operators. As part of these investigations, authorities from the E.U. Commission and the U.S. DOJ presented themselves at the offices of Air France and KLM formally requesting information, and, in the case of both airlines, executing search warrants. Investigators also presented themselves at that time at the office of SkyTeam Cargo, a U.S. sales joint venture in which Air France is a participant, formally requesting information. Air France-KLM and the two operating companies are cooperating with these investigations.

Subsequently, and as of March 31, 2006, over 40 purported class action lawsuits have been filed against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services between January 1, 2000 and the present, including fuel, security and insurance surcharges in air cargo services in violation of federal antitrust laws, and seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorneys’ fees, as well as unspecified injunctive relief. Currently, there are motions pending before the Judicial Panel on Multidistrict Litigation to transfer certain of the federal lawsuits to a single federal court for coordinated or consolidated pre-trial proceedings. Air France-KLM, Air France and KLM intend to defend these cases vigorously.

At this time, Air France-KLM is unable to predict the outcome of these investigations and related legal proceedings or the amount of any damages and/or penalties.

Forward Looking Statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements, which include, but are not limited to, statements concerning the financial condition, results of operations and business of Air France-KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Air France-KLM’s control and are difficult to predict, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including, among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers; suppliers and strategic partners; increases in aircraft fuel prices; and other economic, business, competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings, including its Annual Reports on Form 20-F for the year ended March 31, 2005. Air France-KLM undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Incorporation by Reference

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

Prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by the European Commission for use in the European Union

As of September 30, 2005 and for the six-month periods ended September 30, 2005 and 2004

Unaudited Interim Condensed Consolidated Income Statements

			(in € millions)

Six-month periods ended September 30,		2005	2004

	Notes

Sales	4	10,822	9,536

Other revenues		6	5
Revenues		10,828	9,541

External expenses	5	(5,927)	(5,256)

Salaries and related costs	6	(3,135)	(2,875)

Taxes other than income taxes		(112)	(114)

Depreciation and Amortization	7	(809)	(782)

Provisions	7	(61)	4

Other income and expenses	8	(34)	(8)
Income from current operations		750	510

Sales of aircraft equipment		—	20

Negative goodwill	3	5	420

Other non-current income and expenses	9	534	19
Income from operating activities		1,289	969

Cost of financial debt	10	(188)	(169)

Income from cash and cash equivalents	10	74	65

Net cost of financial debt	11	(114)	(104)

Other financial income and expenses		(12)	(20)
Income before tax		1,163	845

Income Taxes	12	(292)	(181)
Net income of consolidated companies		871	664

Share of profits (losses) of associates	15	(30)	39
Net income from continuing operations		841	703

Net income from discontinued operations		—	4
Income for the period		841	707

Income attributable to Equity holders of Air France-KLM SA		829	709
Income attributable to Minority interests		12	(2)

Earnings per share (in euros)	13

From continuing operations
- basic		3,16	2,78
- diluted		2,97	2,59

From continuing and discontinued operations
- basic		3,16	2,78
- diluted		2,97	2,59

Unaudited Interim Condensed Consolidated Balance Sheets

			(in € millions)
Assets		September 30, 2005	March 31, 2005
	Notes

Goodwill		218	211

Intangible assets		427	437

Flight equipment	14	10,791	10,394

Other property, plant and equipment	14	1,917	1,895

Investments in equity associates	15	192	571

Pension assets		1,132	1,049

Other financial assets		1,113	1,086

Deferred tax assets		—	140

Other non-current assets	16	1,604	350
Total non-current assets		17,394	16,133

Other short term financial assets		125	76

Inventories		408	382

Account receivables		2,649	2,272

Income tax receivables		3	6

Other current assets	16	1,892	969

Cash and cash equivalents		3,707	2,652
Total current assets		8,784	6,357

Total assets		26,178	22,490

Unaudited Interim Condensed Consolidated balance sheets

(continued)

			(in € millions)
Liabilities and Equity		September 30, 2005	March 31, 2005
	Notes

Issued Capital	17	2,290	2,290

Additional paid-in capital	17	430	384

Treasury shares	17	(91)	(19)

Reserves and retained earnings	17	4,281	2,254
Equity attributable to equity holders of Air France KLM SA		6,910	4,909

Minority interests		120	103
Total Equity		7,030	5,012

Provisions and retirement benefits	19	1,905	1,985

Long-term debt	20	8,218	7,831

Deferred tax liabilities	21	928	148

Other non-current liabilities	22	576	481
Total non-current liabilities		11,627	10,445

Provisions	19	159	124

Short term portion of long-term debt	20	1,044	1,102

Bank overdrafts		133	262

Trade payables		2,104	1,901

Deferred revenue on ticket sales		1,658	1,656

Current tax liabilities		170	8

Other current liabilities	22	2,253	1,980

Total current liabilities		7,521	7,033

Total liabilities and equity		26,178	22,490

Unaudited Interim Condensed Consolidated Statements of Changes

in Stockholders’ Equity

							(in € millions except number of shares)

Before appropriation of earnings	Number of shares comprising capital	Issued capital	Additional paid-in capital	Reserves	Treasury shares	Translation reserve	Equity attributable to holders of Air France KLM SA	Minority interets	Total Equity

April 1, 2004	219,780,887	1,868	261	1,277	(18)	(9)	3,379	87	3,466
Issuance of share capital	49,602,631	422	346				768		768
Contribution of assets			923	(923)			—		—
Cost of exchange offer			(17)				(17)		(17)
Dividends paid				(16)			(16)	(1)	(17)
Treasury shares					(33)		(33)		(33)
Translation adjustment						3	3	2	5
Income for the period				709			709	(2)	707
Change in consolidation							—	50	50
September 30, 2004	269,383,518	2,290	1,513	1,047	(51)	(6)	4,793	136	4,929

April 1, 2005	269,383,518	2,290	384	2,263	(19)	(9)	4,909	103	5,012

First application of IAS 32 and IAS 39				754	(76)		678	3	681
Stock component of convertible bonds (Oceane)			46				46		46
Stock based compensation				(96)			(96)		(96)
Dividends paid				(39)			(39)		(39)
Treasury shares					4		4		4
Gains on financial assets available for sale and on cash flow hedges taken to equity				572			572	4	576
Translation adjustment						7	7	4	11
Income for the period				829			829	12	841
Change in consolidation							—	(6)	(6)
September 30, 2005	269,383,518	2,290	430	4,283	(91)	(2)	6,910	120	7,030

The item “First-time application of IAS 32 and IAS 39 “reflects the effect of the application of these two standards effective April 1, 2005 and is primarily related to:

•	The accounting for the derivatives related to hedges on fuel purchases, rate risk and currency risk at fair market value. The impact of the first-time application is 1,145 million euros before tax effect (754 million euros after tax effect) primarily related to hedges on fuel purchases (1,223 million euros).

•

The gains on assets available for sale and on cash flow hedges taken to equity in the amount of 926 million euros before tax effect (572 million euros after taxes) is also essentially due to fuel purchase hedges (893 million euros).

•	The reclassification of treasury shares as a reduction of equity in the amount of 76 million euros. Such treasury shares were previously presented as marketable securities.

The line “Stock based compensation” presents the costs of the shares granted by the French State to the employees of Air France under the ESA 2003 stock compensation plan. The liability initially recorded in this respect of 109 million euros is reduced by the amount of the expense for the period corresponding to the fair value of the services rendered by the employees in consideration for the shares received (See Note 6.1).

Unaudited Interim Condensed Statements of Cash Flows

			(in € millions)
Six-month periods ended September 30,		2005	2004

	Notes

Income for the period		841	707

Amortization, depreciation and operating provisions	7	870	778

Financial provisions		—	4

Gain on disposals of tangible and intangible assets		(45)	(20)

Loss on disposals of subsidiaries and associates		1	—

Gain on Amadeus GTD transaction	9	(504)	—

Derivatives		(7)	—

Unrealized foreign exchange gains and losses, net		19	16

Negative goodwill		(5)	(420)

Other non-monetary items		(30)	(7)

Share of profits (losses) of associates		33	(28)
Deferred taxes		128	179
Cash flow from operating activities before change in working capital		1,301	1,209

(Increase) / decrease in inventories		(45)	3

(Increase) / decrease in trade receivables		(420)	(39)

Increase / (decrease) in trade payables		195	28
(Increase) / decrease in other receivables and payables		280	(121)
Cash flow from operating activities		1,311	1,080

Acquisitions of subsidiaries and investments in associates, net of cash acquired		(30)	586

Purchase of property plant and equipment and intangible assets		(1,373)	(1,033)

Proceeds on disposal of subsidiaries and investments in associates		10	6

Proceeds on Amadeus GTD transaction		817	—
Proceeds on disposal of property plant and equipment and intangible assets		147	122
Net cash used in investing activities		(429)	(319)

Issuance of long-term debt		1,090	391

Repayments on long-term debt		(344)	(151)

Payment of debt resulting from finance lease liabilities		(276)	(168)

Decrease (increase) in loans, net		(28)	30

Decrease (increase) in investments, net		51	(77)
Dividends paid		(41)	(23)
Cash flow from financing activities		452	2

Effect of exchange rate on cash and cash equivalents		2	1

Change in cash and cash equivalents		1,336	764

Cash and cash equivalents at beginning of period		2,238	1,417
Cash and cash equivalents at end of period		3,574	2,181

Interest paid		(205)	(207)
Interest received		75	65
Income tax paid		(8)	(10)

NOTES TO THE UNAUDITED INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

1. BUSINESS DESCRIPTION

As used herein, the term “Air France–KLM” refers to Air France – KLM, a limited liability company organized under French law, without its consolidated subsidiaries. The terms the “Company” or the “Group” refer to Air France – KLM together with its consolidated subsidiaries.

The Company is headquartered in France and is one of the largest airline in the world. The Company’s core business is passenger transportation. The Company’s activities also include cargo, industrial maintenance and other air-transport related activities, including principally catering and air transport on demand. The Group’s functional currency is euro.

2. ACCOUNTING POLICIES

2.1 Basis of presentation

Pursuant to the transposition in France of European Regulation 1606/2002 of July 19, 2002, the Company will adopt International Financial Reporting Standards (“IFRS”) as adopted by the European Commission (“EU”) for use in the European Union for the first time in its consolidated financial statements for the year ended March 31, 2006, which will include comparative financial statements for the year ended March 31, 2005. IFRS 1 “First-time adoption of International Reporting Standards” requires that an entity develop accounting policies based on the standards and related interpretations effective at the reporting date of its first annual IFRS consolidated financial statements (i.e. March 31, 2006). IFRS 1 also requires that those policies be applied as of the date of transition to IFRS (i.e. April 1, 2004) and throughout all periods presented in the first IFRS financial statements. The accompanying interim financial information as of and for the six-month periods ended September 30, 2005 and 2004 have been prepared in accordance with those IFRS as of November 22, 2005. The IFRS that will be applicable at March 31, 2006, including those that will be applicable on an optional basis, are not known with certainty at the time of preparing this interim financial information. As a result, the accounting policies used to prepare these financial statements are subject to change up to the reporting date of the Company’s first IFRS consolidated financial statements.

IFRS as adopted by the EU differ in certain respects from IFRS as published by the International Accounting Standards Board (“IASB”). The Company has however determined that the financial information for the periods presented would not be different had the Company applied IFRS as published by the IASB.

The interim financial information as of and for the six month periods ended September 30, 2005 and 2004 have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

The note “Transition from French accounting standards to IFRS” details the main effects of the IFRS restatement on the Company’s opening balance sheet as of April 1, 2004 and the principal differences with the French accounting standards previously applied. A reconciliation between the Company’s consolidated equity and net income as of and for the year ended March 31, 2005 and the change in the Company’s consolidated stockholders’ equity between April 1, 2004 and March 31, 2005 under the new accounting standards and the French accounting principles previously used is also disclosed. Such transition note also includes a reconciliation of the Company’s equity and net income as of and for the six-month period ended September 30, 2004.

In accordance with the option offered by IAS 32 “Financial Instruments: Disclosure and Presentation” and IAS 39 “Financial Instruments: Recognition and Measurement” relating to financial instruments, such standards are applied effective April 1, 2005.

In addition, the Group early adopted IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”. The effects of the early application of this standard are further explained in “Transition from French Accounting Principles to IFRS”.

2.2. Preparation of unaudited interim condensed consolidated financial statements

The accounting principles as applied by the Group are further described in the note below.

Revenues and income from current operations are characterized by their seasonal nature related to a high level of activity during the first half of the fiscal year. This phenomenon varies in magnitude depending on the year. In accordance with IFRS, revenues and the related expenses are recognized over the period in which they are realized.

For the interim statements, the tax charge (current and deferred) is calculated by applying to the book income for the period the estimated annual average tax rate for the current year for each entity or tax group.

2.3. Use of estimates

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses.

The Group’s management makes these estimates and assessments continuously on the basis of its past experience and various other factors considered to be reasonable which form the basis for these assessments.

Actual results could differ from these estimates depending on changes in the assumptions used or different conditions.

2.4. Consolidation principles

2.4.1 Subsidiaries

Companies in which the Group exercises de facto or de jure exclusive control are fully consolidated. Control means the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date the control ceases.

Minority interests are presented within equity and on the income statement separately from the Group stockholders’ equity and from the Group’s net income.

2.4.2. Interest in associates and joint ventures

Companies in which the Group has the ability to exercise significant influence on financial and operating policy decisions are accounted for using the equity method; the ability to exercise significant influence is presumed to exist when the Group holds 20% or more of the voting rights.

In addition, companies in which the Group exercises joint control are accounted for using the equity method.

The consolidated financial statements includes the Group’s share of the total recognized gains and losses of associates on an equity accounted basis from the date that significant influence starts until the date that significant influence ceases adjusted for any impairment loss. Adjustments to the carrying amount may also be necessary for changes in the investor’s proportionate interest in the investee arising from changes in the investee’s equity that have not been recognized in the investee’s profit or loss. The investor’s share of those changes is recognized directly in equity of investor.

The Group’s share of losses of an associate that exceed the value of the Group’s interest in this entity are not accounted for, unless:

-	the Group has incurred legal or constructive obligations; or

-	the Group has made payments on behalf of the associate.

Any surplus of the investment cost over the Group’s share in the fair value of the identifiable assets, liabilities and contingent liabilities of the associate company on the date of acquisition is accounted for as goodwill and included in the book value of the investment accounted for using the equity method.

The investments in which the Group has ceased to exercise significant influence or joint control are no longer consolidated and are valued at the carrying value on the date of withdrawal from consolidation.

2.4.3 Transactions eliminated on consolidation

All intragroup balances and transactions, including income, expenses and dividends are eliminated in full. Profits and losses resulting from intragroup transactions that are recognized in assets are eliminated in full. Gains and losses on internal transfers with associates and joint control entities are eliminated to the extent of the Group’s interest in the associate or joint control entity.

2.4.4 Closing date

With the exception of a few subsidiaries and equity affiliates that close their books at December 31, all Group companies are consolidated based on annual accounts closed on March 31.

2.5. Translation of foreign companies’ financial statements and transactions in foreign currencies

2.5.1 Translation of foreign companies’ financial statements

The financial statements of foreign subsidiaries are translated into euros on the following basis:

•	with the exception of the equity capital for which the historical prices are applied, balance sheet items are converted on the basis of the foreign currency rates in effect at the closing date;

•	the income statement and the statement of cash flows are converted on the basis of the average foreign currency exchange rates for the period;

•	the resulting translation adjustment is booked in the “Translation adjustments” item included within equity.

Goodwill is expressed in the functional currency of the entity acquired and is converted into euros using the foreign currency rate in effect at the closing date.

2.5.2. Translation of foreign currency transactions

Foreign currency transactions are translated using the exchange rate at the date of the transaction or at the exchange rate of the related hedge, if applicable.

Assets and liabilities denominated in foreign currencies are translated at the rates ruling at balance sheet date or at the rate of the related hedge for assets resulting from firm commitments documented in fair value hedge relationships.

The corresponding exchange rate differences are recorded in the Company’s consolidated income statement. Changes in fair value of the hedging instruments are recorded using the accounting treatment described in section “2.11. Financial instruments, valuation of financial assets and liabilities”.

2.6. Business combinations

2.6.1 Business combinations that occurred before the transition date to IFRS (i.e. before April 1, 2004)

In accordance with the IFRS 1 exemption, business combinations that occurred prior to April 1, 2004 (essentially Air Inter and UTA business combinations) have not been accounted for in accordance with IFRS 3. Business combinations that occurred prior to April 1, 2004 were accounted for in accordance with French GAAP. Under French GAAP certain acquired assets and liabilities were not adjusted to fair value at the time of the acquisition, or in the case of step acquisitions, the fair values of the assets acquired and liabilities assumed were assessed during the initial step of the acquisition.

2.6.2 Business combinations that occurred subsequent to April 1, 2004

Business combinations are accounted for using the purchase method in accordance with IFRS 3. The acquisition cost includes the following items at the acquisition date:

-	the fair value of the assets, liabilities and contingent liabilities acquired;

-	any equity instrument issued by the Group in exchange for control of the entity acquired;

-	any other costs that may be attributable to the business combination.

In accordance with IFRS 3 all assets, liabilities assumed and contingent liabilities are fair valued-at the acquisition date. The time period for adjustments to goodwill / negative goodwill is limited to 12 months from the date of acquisition.

Under this same standard, goodwill arising from the difference between the acquisition cost and the Group’s interest in the fair value of the identifiable assets and liabilities acquired are no longer amortized, but instead are subject to annual impairment tests or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

Negative goodwill is recognized immediately in the income statement.

Assets meeting the criteria of IFRS 5, as described in note 2.23, are recognized and valued at their fair value less costs to sell.

2.7. Revenues

Revenues related to air transportation operations are recognized when transportation service is provided, net of any discounts granted. Transportation service is also the trigger for the recognition as external expenses of the commissions paid to agents.

Upon issue, both passengers and cargo tickets are recorded as “Advance ticket sales” (or “Tickets Issued but Not Used”).

Revenues representing the value of tickets that have been issued, but which will never be used, are recognized as operating income at the date the tickets are issued. The amounts recognized are based on a statistical analysis, which is regularly updated.

Revenues related to hour maintenance operations on airframes and engines are recorded based on the flight time declared by the customer if no restitution condition provisions as per the contract exist.

For other maintenance contracts, the Group records the revenues based on the costs incurred method.

2.8. Loyalty programs

Until June 1, 2005, each of the two sub-groups (Air France and KLM) comprising the Group had its own frequent flyer program: “Fréquence Plus” and “Flying Dutchman”. Each program allowed members to acquire “miles” as they flew on Air France, KLM or with other partner companies. These miles entitled members to a variety of benefits such as free flights with the two companies.

Subsequent to the acquisition of KLM, a joint frequent flyer program “Flying Blue” was launched in June 2005 combining the miles accumulated from the two previous programs.

The probability of air miles being converted into award tickets is estimated using a statistical method, which generates a so-called “redemption rate”.

The value of air miles is estimated based on the specific terms and conditions for the use of free tickets. This estimate takes into consideration the discounted marginal cost of the passenger concerned (catering, fuel, ticket issue costs, etc.) and discounted cost of the miles used on participating partner companies.

The estimated value of air miles is recorded as a deduction from revenues and recorded under the caption “Advanced ticket sales” of the balance sheet, at the same time the qualifying flight for which air miles are awarded is recognized.

The Company also sells miles to partner companies participating in current loyalty programs, such as credit card companies, hotel chains and car rental firms. The Company defers a portion of this representing the value of the subsequent travel award to be provided, in a manner consistent with the determination of the liability for earned flight awards discussed above. The remainder is recognized as revenue immediately.

2.9. Distinction between income from current operations and income from operating activities

Income from current operations includes all the income and expenses directly related to the Group’s ordinary operations. Unusual items defined as non-recurring income and expenses by virtue of their frequency, nature and amount (such as restructuring costs) and non-financial items are recorded as other non-current income and expenses.

2.10. Earnings per share

Earnings per share are calculated by dividing net income attributable to equity holders of Air France – KLM for the year by the average number of shares outstanding during the period. The average number of shares outstanding during the current and prior years presented does not include treasury shares or shares held in connection with stock option plans.

Diluted earnings per share are calculated by dividing the net income attributable to equity holders of Air France– KLM by the average number of shares outstanding during the period, adjusted for the effect of all dilutive potential ordinary shares.

2.11. Financial instruments, valuation of financial assets and liabilities

Effective April 1, 2005, the Group is applying standards IAS 32 and IAS 39.

2.11.1 Valuation of trade receivables and non-current financial assets

Trade receivables, loans and other non-current financial assets are considered to be assets issued by the Company and are booked using the amortized cost method less impairment losses, if any.

2.11.2 Investments indebt and equity securities

Investments in debt and equity securities qualify as assets available for sale are stated at fair value in the Company’s balance sheet with any resultant gain or loss being recognized directly in equity. For publicly-traded securities, the fair value is the market price, with the exception of cases where other elements allow a fairer valuation. For other securities, if the fair value cannot be reliably estimated, it equals the acquisition cost less impairment if any. If there is an indication of impairment of the financial asset, the amount of the loss is accounted for in the income statement for the period.

2.11.3 Derivative instruments

The Group uses various derivative instruments to hedge its exposure to the risks of changes in interest rates, exchange rates or fuel prices.

Forward currency contracts and options are used to cover exposure to exchange rates. For firm commitments, the unrealized gains and losses on these financial instruments are included in the carrying value of the hedged asset or liability.

The Group also uses rate swaps to manage its exposure to the rate risk. Most of the swaps traded convert variable-rate debt to fixed-rate debt.

Finally, exposure to the fuel risk is hedged by swaps or options on jet fuel, diesel or Brent.

Prior April 1, 2005, the Company applied the following accounting policies:

•

Forward exchange contracts and foreign currency swaps are used to hedge foreign currency exchange rate exposures. Unrealized gains and losses on these investments were deferred and recorded against the carrying amount of the hedged asset or liability on firm commitments. Contract premiums were amortized ratably over the term of the hedge arrangement.

•

The Company enters into various interest rate swaps to manage its interest rate exposure. The objectives of the swaps are to modify instruments from fixed rate to floating and floating rate to fixed. The difference between interest payable and receivable was recognized as interest expense or interest income.

•

The petroleum options premiums were accounted for in the income statement on an accrual basis. The difference between interest payable and receivable on petroleum swaps was recognized as operating expense or operating income.

Effective April 1, 2005, the Group is applying standards IAS 32 and IAS 39.

Most of these derivatives are classified as hedging instruments if the derivative is eligible as a hedging instrument and if the hedging contracts are documented as required by IAS 39.

These derivative instruments are recorded on the Company’s consolidated balance sheet at their fair value. The method of accounting for changes in fair value depends on the derivative instruments classification. There are three classifications:

•

Derivatives classified as fair value hedge: changes in the derivative fair value are accounted for through income statement and offset within the limit of its effective portion against the changes in the fair value of the underlying item (assets, liability or firm commitment), which are also recognized as income.

•

Derivatives as cash flow hedge: the changes in fair value are accounted for as equity for the effective amount and are reclassified as income when the hedged element affects equity. The ineffective portion is recorded directly as financial income.

•	Derivatives classified as trading : changes in the derivative fair value are accounted for as financial income.

2.11.4 Convertible bonds

Convertible bonds are financial instruments comprised of two components: a bond component recorded as debt and a stock component recorded in the Company’s equity. The bond component is equal to the discounted value of all coupons due for the bond at the rate of a simple bond that would have been issued at the same time as the convertible bond. The value of the stock component recorded in the Company’s equity is calculated by difference between such value and the bond’s nominal value at issue. The difference between the financial expense booked and the amounts effectively paid out is added, at each closing, to the amount of the debt component so that, at maturity, the amount to be repaid if there is no conversion equals the redemption price.

2.11.5 Cash and cash equivalents

Cash and cash equivalents include cash in-hand, short-term deposits and bank overdrafts initially payable on demand or maturing within three months and which have no risk of a significant change in value.

2.11.6 Long-term debt

Long-term debt is recorded at amortized cost calculated on the basis of the effective interest rate. Under this principle, any redemption and issue premiums are recorded under debts in the balance sheet and amortized as financial items over the life of the loans.

In addition, long-term debt documented in the context of fair value relationships is revalued at the fair value for the risk hedged, i.e. the risk related to the fluctuation in interest rates. Changes in fair value of the hedged debt are recorded symmetrically in the income statement for the period with the change in fair value of the hedging swaps.

2.12. Goodwill

Goodwill represents the excess of the cost of a business combination over the acquirer’s interest in the fair value of the acquired identifiable assets, liabilities and contingent liabilities.

In respect of acquisitions prior to April 1, 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under French GAAP. The classification and accounting treatment of business combinations that occurred prior to April 1, 2004 has not been reconsidered in preparing the Group’s opening balance sheet at April 1st, 2004.

Goodwill is valued in the functional currency of the entity acquired.

Goodwill is accounted for as an asset and is tested for impairment annually and at any point during the year when an indicator of impairment exists. The impairment accounted for, as determined in note 2.15, recorded may not subsequently be reversed.

When the acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the acquisition cost, there is negative goodwill which is recognized immediately and directly in the Company’s income statement.

At the time of the sale of a subsidiary or a jointly controlled entity, the amount of the goodwill attributable to the subsidiary is included in the calculation of the income from the sale.

2.13. Other intangible assets

Intangible assets are recorded at cost less accumulated amortization and accumulated impairment losses. Identifiable intangible assets acquired with a finite useful life are amortized over their useful life from the date they are available for use.

Identifiable intangible assets acquired with an indefinite useful life, such as brands acquired as part of a business combination, are not amortized but tested annually for impairment or whenever there is an indication that the intangible asset may be impaired. If necessary, impairment determined as described in note 2.15 is recorded.

Other intangible assets are amortized on a straight line basis over their estimated useful lives:

Software	1 to 5 years
Customer relationship	5 to 12 years
Other	Based on their useful life

2.14. Property, plant and equipment

2.14.1 Specific rule applicable to the IFRS transition opening balance sheet

In accordance with IFRS 1, the Group has elected to measure certain of its aircraft at the date of transition to IFRS at its fair value and to use this fair value as deemed cost.

This treatment thus allows the Group to have its fleet accounted for at fair value (market value was used when accounting for KLM’s business combination at May 1st, 2004).

The fair value exercise was based on independent expert valuation.

2.14.2 Principles applicable since April 1, 2004

Property, plant and equipment are recorded at the historical acquisition or manufacturing cost, less any accumulated depreciation and any accumulated impairment losses.

The financial interest attributed to progress payments made on account of aircraft and other significant assets under construction is capitalized and added to the cost of the asset concerned. Insofar as investment installments are not financed by specific loans, the Group uses the average interest rate on the current unallocated loans of the period in question.

Maintenance costs are booked as expenses during the period when incurred, with the exception of programs that extend the useful life of the asset or increase its value, which are then capitalized (maintenance on airframes and engines excluding parts with limited useful lives).

2.14.3 Flight equipment

The purchase price of aircraft equipment is denominated in foreign currencies. It is translated at the exchange rate at the date of the transaction or, if applicable, at the hedging price assigned to it. Manufacturers’ discounts, if any, are deducted from the value of the related asset.

Aircraft are depreciated using the straight-line method over their estimated useful life of 20 years, assuming no residual value at the end of 20 years life.

The accounting standard requires an annual review of the residual value and the amortization schedule. During the operating cycle, in developing fleet replacement plans, the Group reviews whether the amortizable base or the useful life should be adapted and, if necessary, determines whether a residual value should be recognized.

Any airframes and engines (excluding parts with a limited useful life) are treated as a separate asset component with the cost capitalized and depreciated over the period to the next major overhaul.

Aircraft components are recorded in the consolidated balance sheet as fixed assets. The useful lives vary from 3 to 20 years depending on the technical properties of each item.

2.14.4 Other property, plant and equipment

Other property, plant and equipment are depreciated using the straight line method over their useful life. Such useful lives are as follows:

Buildings	20 to 40 years
Fixtures and fittings	8 to 15 years
Flight simulators	10 to 20 years
Equipment and tools	5 to 15 years

2.14.5. Leases

In accordance with IAS 17 “Leases”, leases are classified as finance leases when the lease arrangement transfers substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The assets held under a finance lease are recognized as assets at the lower of the following two values: the present value of the minimum lease payments under the lease arrangement or their fair value determined at inception of the lease. The corresponding obligation to the less or is accounted for as long term debt.

These assets are depreciated over the shorter of the useful life of the assets and the lease term when there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term.

In the context of sale and operating leaseback transactions, the related gains are accounted for as follows:

-	they are immediately recognized as income when the transaction is concluded at fair market value;

-	they are deferred and amortized over the lease term when the transaction is established under or over the fair value.

In the context of sale and finance leaseback transactions, any gain on the sale is deferred and recognized as finance income over the lease term. No loss is recognized unless the asset is impaired.

2.15. Impairment

In accordance with IAS 36 “Impairment of Assets”, the Group reviews at each balance sheet date the carrying amount of tangible and intangible assets in order to assess whether there is any indication of impairment. If such an indication exists, the recoverable value of the assets is estimated in order to determine the amount, if any, of the impairment. The recoverable value is the higher of the following values: the fair value reduced by selling costs and its value in use.

When it is not possible to estimate the recoverable value for an individual asset, recoverable amount is determined for the cash-generating unit (CGU) to which the asset belongs.

The Group determined that the smallest level at which assets could be tested were the CGUs corresponding to the Group’s operating segment (see segment information).

When the recoverable value of a CGU is lower than its carrying value, an impairment is recognized. This impairment loss is allocated first to the carrying amount of the goodwill. The remainder is allocated to the other assets of the CGU pro rata on the basis of the carrying amount of each asset in the unit.

The recoverable value of the CGUs is determined by using a discount rate corresponding to the weighted average cost of the Group’s capital, which was 7.5% for the year ended March 31, 2005.

2.16. Inventories

Inventories are measured at the lower of cost and net realizable value.

The cost comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present condition and location. These costs include the direct and indirect production costs incurred under normal operating conditions.

Inventories are valued on a weighted average basis.

The net realizable value of the inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and selling expenses.

2.17. Treasury shares

Air France-KLM’s shares held by the Group are accounted for as a deduction from the Company’s consolidated equity at the acquisition cost. Subsequent sales are accounted for directly against equity. No gains or losses are recognized in the Company’s income statement.

As the Group is applying IAS 32 and 39 effective April 1, 2005, treasury shares are classified until that date as marketable securities at their acquisition cost. The carrying amount of such shares is depreciated if necessary. Effective April 1, 2005, such shares are accounted for as a reduction of the Company’s equity.

2.18. Employee Benefits

The Group’s obligation in respect of defined benefit pension plans and termination indemnities on retirement are calculated, in accordance with IAS 19, using the projected units of credit method, factoring in the specific economic conditions in the various countries concerned. The commitments are covered either by insurance or pension funds or by provisions recorded on the balance sheet as and when rights are acquired by employees.

In accordance with IFRS 1, the Company has elected to recognize all cumulative actuarial gains and losses at the date of transition to IFRSs through the Company’s equity.

Starting April 1, 2004, any actuarial gains or losses resulting from changes in actuarial assumptions are recognized in the Company’s income statement only if the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting period exceeded the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan asset at that date. The fraction exceeding 10% is then recognized over the expected average remaining working lives of the employees participating in the plan.

2.18.1 Specific information related to the recognition of some pension plan assets

Pension plans in the Netherlands are generally subject to Minimum Funding Requirements (“MFR”). Questions have been raised as to how such MFR might affect the recognition of a pension net asset that otherwise would be recognized under IAS 19 in respect of the surplus in a plan and thus, how the Company should account for certain pension asset surplus of KLM in its consolidated financial statements. Such question is currently being discussed at the IFRIC, the interpretation technical body of the IASB. The IFRIC has not yet concluded on such topic.

2.18.2 Accounting for the pension asset surplus

The Group believes that a pension asset surplus could be recognized and has therefore accounted for it in its consolidated financial statements. The amount recorded in the balance sheet has been limited pursuant to the provisions of IAS 19, which provides for an asset ceiling rule when certain criteria are met. The amount recognized at the acquisition date of KLM is 0.4 billion euros.

However, pending clarification from IFRIC, the Group has decided to defer all the effects related to the recognition of such asset in the Company’s balance sheet i.e. the Company has not recognized in income statement the portion of the negative goodwill generated by the pension asset nor recognized any effect related to the change in the asset ceiling related to the change in the value of the fund for the year.

The accounting consequences, depending on whether IFRIC confirms (see 2.18.3) or rejects (see 2.18.4) the recognition of the pension assets in the balance sheet, are described below:

2.18.3 Recognition of the pension asset in the Company’s balance sheet

The portion of the negative goodwill related to this pension asset amounting to 622 million euros at the acquisition date, would lead to an additional reversal of the negative goodwill in the income from operating activities.

In addition, the actuarial assumptions used as of March 31, 2005 and September 30, 2005 have changed as compared to those used at the date of KLM’s acquisition. These changes affect two principal elements—the amount of the asset ceiling and the value of the liability. For the value of the pension liability, the variation known as “actuarial variances” is amortized over the expected remaining average working life of the personnel affected by these plans.

2.18.4. Non-recognition of the pension asset in the Company’s balance sheet

The portion of the negative goodwill and the pension asset are reversed.

In addition, the annual pension charge accounted for in the income statement, which reflects the normative charge pursuant to IAS 19, is increased in order to match the amount paid during the year by KLM to the fund management institutions.

2.18.5. Accounting treatment for future periods

The Group believes that IFRIC’s interpretation will not be known before the first quarter of 2006, which, for the Group, means at the close of fiscal 2005/2006.

The accounting treatment, as concluded by IFRIC, will be applied retrospectively resulting, if applicable, in the determination of a new negative goodwill and an adjustment in the Company’s income statement for the period ended March 31, 2005.

2.19. Provisions for restitution of aircraft under operating leases

Provisions are accounted for restitution costs for airframes and engines relating to aircraft held under operating leases.

When, if applicable, the potential of the aircraft exceeds the contractual return conditions, the surplus is recorded as assets on the balance sheet and amortized on a straight-line basis over the period during which this potential exceeds the contractual restitution conditions.

2.20. Other provisions

The Group recognizes a provision in the balance sheet when the Group has a present legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amounts accounted for as provisions based on a schedule of disbursements are discounted when the effect of the passage of time is material.

The effect of the time value of money is presented as a component of financial income.

Restructuring provisions are recognized once the Group has established a detailed and formal restructuring plan which has been announced to the parties affected by it.

2.21. Equity and debt issue costs - Redemption premiums

Debt issue costs are amortized as financial results over the term of the loans using the interest method.

Common stock issue costs are deducted from additional paid-in capital.

2.22. Deferred taxes

The Group accounts for deferred taxes using the balance sheet liability method, providing for any temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes, with the exception of goodwill.

The tax rates used are those enacted or substantively enacted at the balance sheet date.

Net deferred tax balances are determined on the basis of each taxable entity.

Deferred tax assets related to timing differences and carry forwards are recognized only to the extent it is probable that a future taxable profit will be available against which the asset can be utilized at the tax entity level.

A deferred tax liability is also recognized on the undistributed reserves of the equity affiliates.

Taxes payable and/or deferred are recognized in the income statement for the period, unless they are generated by a transaction or event booked directly as equity.

2.23. Non-current assets held for sale and discontinued operations

Non-current assets or groups of assets intended for sale meet the criteria of such a classification if their carrying amount will be recovered principally through a sale transaction rather than through their continuing use. This condition is considered to be met when the sale is highly probable and the asset (or the group of assets intended for sale) is available for immediate sale in its present condition. Management must be committed to a plan to sell, with the expectation that the sale will be concluded within a period of twelve months from the date on which the asset or group of assets was classified as a non-current asset held for sale.

The Group determines on each closing date whether any assets or group of assets meet the above criteria and presents such assets, if any, as “non-current assets held for sale”.

These non-current assets held for sale are presented separately from the other assets on the balance sheet. Any liabilities related to non-current assets to be sold are also presented on a separate line in liabilities on the balance sheet.

Non-current assets held for sale and the groups intended to be sold are valued at the lower of their book value or their fair value minus exit costs. As of the date of such a classification, the asset is no longer amortized.

The results from discontinued operations are presented on the income statement separately from the results for continuing operations.

2.24. Share-based compensation

Pursuant to the transitional provisions of IFRS 2, only the plans granted after November 7, 2002, the rights to which were not acquired on April 1, 2004, were valued and booked as personnel costs. The other plans are not valued and remain unrecognized. This last category affects only the 1998 Wage for Share Exchange.

Stock option plans are valued at the fair value on the date the plans are awarded.

The fair value of the stock option plans is determined using the Black & Scholes method or the binomial law. This method takes into account the features of the plan (exercise price, exercise period) and the market data at the time they are granted (risk-free interest rate, market value of the share, volatility and expected dividends). This fair value is estimated to be the fair value of the services rendered by the employees in consideration for the options received. It is recognized as a personnel cost with a corresponding increase to equity over the period of acquisition of the rights. This personnel cost is adjusted, if applicable, to take into account the number of options effectively vested.

3. CHANGES IN THE SCOPE OF CONSOLIDATION

ACQUISITION OF KLM

On April 5, 2004, Air France proposed a public exchange offer to shareholders of KLM common shares. The exchange ratio was set at 11 Air France shares and 10 warrants for 10 KLM shares and 11 Air France American Depositary Shares (ADS), and 10 Air France American Depositary Warrants (ADW) for 10 KLM American Depositary Shares. As a result, Air France launched an initial offer that ended May 3, 2004.

Pursuant to Dutch law, Air France decided to launch, under the same conditions, a supplemental offer period which opened on May 4, 2004 and ended on May 21, 2004.

On that date, KLM shareholders had tendered a total of 45,093,299 shares of common shares, representing approximately 96.33% of the shares of KLM common shares.

Following the acquisition of shares after the closing date of the operation, Air France, which became Air France-KLM, held 97.30% of the common shares representing 49% of the KLM voting rights.

Based on the structure of Air France-KLM Strategic Committee and on Air France and KLM’s set of governance agreements, the Air France-KLM group has the power to decide the company’s financial and operational strategies and, therefore, controls KLM. KLM is therefore fully consolidated in Air France-KLM consolidated financial statements.

Pursuant to the provisions of IFRS 3, KLM’s acquisition has been accounted for using the purchase method.

•	Acquisition price

The consideration paid for the acquisition of the 96.33% of KLM’s common shares by Air France was based on the market price of the Air France share at the two closing dates of the exchange offer (May 3 and 21, 2004). Warrants issued as part of the transaction were also valued at those dates. The fair value of the warrants issued was calculated using the Black & Scholes valuation method.

In accordance with the provisions of IFRS 3, the additional costs directly attributable to KLM’s acquisition were included in the acquisition price. They consisted primarily of the fees paid for accounting, legal, valuation and banking services.

The acquisition price is detailed as follows :

	Shares	Price (in €)	Consideration (in € millions)
- Air France - KLM shares issued :

May 3, 2004	45,938,857	14,65	673

May 21, 2004	3,663,774	12,81	47

- Subscription warrants issued :

May 3, 2004	41,762,597	1,07	45

May 21, 2004	3,330,702	0,98	3

- Shares acquired after the closing of the second offer on May 21			5

- Preferred and priority shares			15

- Value of the shares which the Dutch State agreed to sell			20

- Transaction costs			15

- Stock options (stocks options / rights related to appreciation of the shares)			9

- Other			(1)

Total acquisition price			831

•	Fair value of the assets and liabilities acquired

Assets and liabilities acquired (in millions of euros) at April 30, 2004	Fair value

Goodwill	—
Other tangible assets	435
Flight equipment	3,549
Other property, plant and equipment	805
Equity investments	193
Pension assets	959
Other financial assets	569
Deferred taxes	—
Other debotrs	235
Inventories and work in progress	206
Trade receivables	720
Income tax receivables	—
Cash and cash equivalents	719

Total assets	8,390

Provisions and employee benefits	319
Financial liabilities	4,153
Other creditors	920
Trade payables	402
Advance ticket sales	486
Tax liabilities	181

Total liabilities	6,461

Percentage acquired	97.30%

Net assets acquired	1,877

Acquisition price	831

Negative goodwill	1,046

It was impracticable to disclose in the Company’s consolidated financial statements the IFRS carrying amount for each class of KLM’s assets, liabilities and contingent liabilities immediately before the combination as KLM was not preparing its consolidated financial statements in accordance with IFRS prior to the acquisition.

•	Recognition of the negative goodwill

Based on the fair valuation of KLM’s assets and liabilities at the acquisition date, KLM’s business combination results in a surplus in the share acquired of the net fair value of KLM’s identifiable assets, liabilities and contingent liabilities over the acquisition cost in the amount of 1 046 million euros. Such amount incorporates the recognition of the net pension asset related to the pilot retirement plan.

Because of the uncertainties related to the recognition of such asset, the Group decided to defer the effects induced by the recognition of such asset, particularly the reversal as income of the portion of the negative goodwill corresponding to this asset (622 million euros at March 31, 2005).

Thus, the portion of the negative goodwill which was immediately reversed to operating profit in the income statement totaled 424 million euros.

•	Operating revenues and net income of KLM integrated in financial statements of the Group as of September 30, 2004

The public exchange offer was closed in May 2004 ; The contribution of KLM to operating revenues and net income on a five-months period (from May 2004 to September 2004) amounts to € 2 877 millions and € 567 millions, respectively.

•	Pro forma data

The pro forma income statement presents the results of the Air France-KLM group as if the acquisition of KLM had been completed at April 1, 2004. This result was determined using the accounting principles of the Air France-KLM group and applying retroactively at April 1, 2004 the impacts of the recognition at fair value of the KLM assets and liabilities.

(in € millions)
Six-month period ended September 30,	2004 pro forma

Sales	10,026
Other revenues	5

Revenues	10,031

External expenses	(5,544)
Salaries and related expenses	(3,017)
Taxes other than income taxes	(116)
Depreciation/amortization	(815)
Provisions	—
Other income and expenses	(27)

Income from current operations	512

Sales of aircraft equipment	20
Negative goodwill	424
Other non-current income and expenses	20

Income from operating activities	976

Income from cash and cash equivalents	66
Cost of financial debt	(177)

Net cost of financial debt	(111)
Other financial income and expenses	(21)

Income before tax	844

Income taxes	(181)

Net income of consolidated companies	663

Share of profits (losses) of associates	39

Net income from continuing operations	702

Net income from discontinued operations	4

Income for the period	706

Attributable to:
Minority interests	(2)
Equity holders of Air France - KLM SA	708

4. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

4.1 - Information by business segment

The Group’s activity involves three principal business segments: passenger, cargo and aircraft maintenance. Catering, on-demand air transport, and the operations performed by the Group’s holding company are combined within the “Other” segment.

Six-month period ended September 30, 2005

(in € millions)	Passenger	Cargo	Maintenance	Other	Not allocated	Total
Total revenues	8,879	1,370	1,313	823	—	12,385

Intersegment revenues	(339)	(12)	(902)	(310)	—	(1,563)

External revenues	8,540	1,358	411	513	—	10,822

Income from current operations	601	45	40	64	—	750

Income from operating activities	601	45	40	64	539	1,289

Six-month period ended September 30, 2004

(in € millions)	Passenger	Cargo	Maintenance	Other	Not allocated	Total
Total revenues	7,818	1,173	1,249	739	—	10,979

Intersegment revenues	(285)	(10)	(874)	(274)	—	(1,443)

External revenues	7,533	1,163	375	465	—	9,536

Income from current operations	396	34	30	50	0	510

Income from operating activities	396	34	30	50	459	969

The Group comprises the following main business segments:

Passenger: Passenger operating revenues primarily come from passenger transport services on scheduled flights that have the Company’s air code, including flights operated by other airlines under code-sharing agreements. They also include commissions paid by SkyTeam alliance partners, code-sharing revenues, revenues from excess baggage and services linked to information systems.

Cargo: Cargo operating revenues come from freight transport on flights under the Company’s code, including flights operated by other partner airlines under code-sharing agreements. Other cargo revenues are derived principally from sales of cargo capacity to third parties.

Maintenance: Maintenance operating revenues are generated through maintenance services provided to other airlines and clients around the world.

Other: The revenues from this segment come primarily from catering provided by the group to third-party airlines and to charter flights operated primarily by Transavia.

4.2 - Analysis of operating revenues by geographical area of sale

Revenues from air transport operations are broken down by geographic region, based on ticket issuing locations.

Where a third-party airline is responsible for issuing the ticket, revenues are allocated to the appropriate location of the issuing airline.

(in € millions )

	Europe North Africa	Caribbean French guiana Indian Ocean	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total

Six-month period ended September 30, 2005

Scheduled passenger	5,257	213	579	1,358	681	8,088

Other passenger revenues	326	28	18	28	52	452

Total passenger	5,583	241	597	1,386	733	8,540

Scheduled cargo	565	17	77	154	442	1,255

Other cargo revenues	69	2	4	12	16	103

Total cargo	634	19	81	166	458	1,358

Maintenance	407	—	—	—	4	411

Others	505	5	3	—	—	513

Total	7,129	265	681	1,552	1,195	10,822

Six-month period ended September 30, 2004

Scheduled passenger	4,700	199	515	1,098	614	7,126

Other passenger revenues	285	23	19	28	52	407

Total passenger	4,985	222	534	1,126	666	7,533

Scheduled cargo	503	22	74	122	342	1,063

Other cargo revenues	70	2	3	12	13	100

Total cargo	573	24	77	134	355	1,163

Maintenance	372	—	—	—	3	375

Others	446	12	7	—	—	465

Total	6,376	258	618	1,260	1,024	9,536

4.3 - Analysis of traffic revenues by geographical area of destination

Revenues for air transport operations can be analyzed on the basis of the following factors:

-	non-stop flights: revenues are allocated to the geographical network to which the route belongs;

-	flights with layovers: revenues are split between the various sections of the route in accordance with IATA standards (based on the weighted passenger-kilometers).

						(in € millions)

	Europe North Africa	Caribbean French guiana Indian Ocean	Africa Middle East	Americas Polynesia	Asia New Caledonia	Total

Six-month period ended September 30, 2005

Scheduled passenger	3,343	555	1,101	1,868	1,221	8,088

Scheduled cargo	38	87	151	394	585	1,255

Total	3,381	642	1,252	2,262	1,806	9,343

Six-month period ended September 30, 2004

Scheduled passenger	3,059	532	952	1,551	1,032	7,126

Scheduled cargo	36	86	142	325	474	1,063

Total	3,095	618	1,094	1,876	1,506	8,189

5. EXTERNAL EXPENSES

		(in € millions)
Six-month periods ended September 30,	2005	2004

Aircraft fuel	1,717	1,248
Chartering costs	289	276
Aircraft operating lease costs	309	289
Landing fees and en route charges	820	736
Catering	206	203
Handling charges and other operating costs	597	539
Aircraft maintenance costs	344	337
Commercial and distribution costs	636	734
Other external expenses	1,009	894

Total	5,927	5,256

Excluding Aircraft fuel	4,210	4,008

6. SALARIES AND NUMBER OF EMPLOYEES

6.1 - Salaries and related costs

		(in € millions)

Six-month periods ended September 30	2005	2004

By cost category
Wages and salaries	2,335	2,159
Pension contributions	236	223
Other social contributions	559	527
Expenses related to share-based compensation	14	—
Other expenses	51	26
Transfer of expenses	(60)	(60)

Total	3,135	2,875

Charges to provisions for pensions, retirement and severance indemnities are included in salaries and related costs.

Accruals due to vacations are included in “Other expenses”.

6.2 - Average number of employees

Six-month periods ended September 30,	2005	2004

Total	102,463	102,212

Fligth deck crew	7,828	7,792

Cabin crew	20,257	19,941

Ground staff	74,378	74,479

Managers	13,065	12,783
Supervisors and technicians	29,809	29,236
Employees	31,504	32,460

The number of employees is the average number of paid employees weighted by actual presence.

7. DEPRECIATION, AMORTIZATION AND PROVISIONS

		(in € millions)
Six-month periods ended September 30,	2005	2004

Net charge to depreciation/amortization

- Intangible fixed assets	19	18
- Flight equipment	663	649
- Other property, plant and equipment	127	115

	809	782

Net charge to operating provisions

- Fixed assets	—	—
- Inventories	—	—
- Trade receivable	5	2
- Risks and contingencies	56	(6)

	61	(4)

Total	870	778

8. OTHER INCOME AND EXPENSES, NET

		(in € millions)

Six-month periods ended September 30,	2005	2004

Joint operation of routes	(28)	(22)
Other operating income and expenses	(6)	14

Total	(34)	(8)

9. OTHER NON-CURRENT INCOME AND EXPENSES

During the fiscal year ended March 31, 2005, Air France and the other air carriers shareholders of Amadeus GTD initiated discussions with private equity investment funds to launch, through a company, WAM acquisition S.A., in which they would be shareholders, a tender offer for Amadeus GTD at a price of 7.35 euros per share. This Leveraged Buy Out (LBO) allowed Air France to realize its potential capital gain, while remaining an Amadeus GTD shareholder through the new company. The offer closed early in July 2005 and the pre-tax gain on this transaction totaled 504 million euros.

10. NET COST OF FINANCIAL DEBT

		(in € millions)

Six-month periods ended September 30,	2005	2004

Financial expenses

- Interest bearing loan	(202)	(180)
- Capitalized interest	17	13
- Other financial expenses	(3)	(2)

	(188)	(169)

Financial income

- Income from marketable securities	23	16
- Other financial income	51	49

	74	65

Net cost of financial debt	(114)	(104)

The interest rate used for the calculation of capitalized interest for the six month period ended September 30, 2005 was 3.72% (3.67% for the six month period ended September 30, 2004).

11. OTHER FINANCIAL INCOME AND EXPENSES

		(in € millions)
Six-month periods ended September 30,	2005	2004

Foreign exchange gains (losses), net	(19)	(16)
Change in fair value of the financial assets and liabilities valued at fair value	7	—

Net (charge) release to provisions	—	(4)

Other financial income and expenses	(12)	(20)

The foreign exchange result for the period includes a net unrealized loss of 19 million euros (compared with an unrealized net loss of 16 million euros at September 30, 2004).

12. INCOME TAX

- Income tax expense recognized in the Company’s unaudited interim condensed consolidated financial statements is as follows:

		(in € millions)
Six-month periods ended September 30,	2005	2004

Current tax expense

Expense for the year	(164)	(3)
Adjustment to tax expense from previous years	—	1

	(164)	(2)
Deferred tax (expense)/income

Change in timing differences	25	(63)
Use / creation of tax loss carry forwards	(153)	(116)

	(128)	(179)

Total income tax expense	(292)	(181)

The current tax expense relates to amounts paid or payable in the short term to tax authorities related to the six-month periods ended September 30, 2005 and 2004 in accordance with the regulations prevailing in various countries and applicable international tax treaties.

Tax expense for the six-month period ended September 30, 2005 includes an amount of 154 million euros in relation to the tax on the gain on the Amadeus GTD transaction.

- Deferred taxes accounted for directly in equity

Deferred taxes directly recognized in equity totaled (704) million euros as of September 30, 2005. They correspond to deferred taxes on the fair value adjustment to hedging instruments, which is recognized directly as equity.

There were no deferred taxes recognized directly in equity as of March 31, 2005.

13. EARNINGS PER SHARE

		In number of shares
Six-month periods ended September 30,	2005	2004

Weighted average of :
- Common shares issued	269,383,518	260,438,781
- treasury shares purchased under stock option plan	(5,358,337)	(3,685,758)
- treasury shares purchased in stock buyback plan	(1,355,369)	(1,863,037)

Number of shares used to calculate basic earnings per share	262,669,812	254,889,986

Number of diluted shares	18,508,349	18,508,349

Number of shares used to calculate diluted earnings per share	281,178,161	273,398,335

As the exercise price for the equity warrants for new or existing shares was 20 euros, which is above Company’s share price at closing date, such warrants were not used in the calculation of the diluted earnings per share.

Income used to calculate earnings per share was as follows:

		(in € millions)
Six-month periods ended September 30,	2005	2004

Net income, Group share (used to calculate basic earnings per share)	829	709

Income used to calculate diluted net earnings per share	836	709
		In Eur
Earnings (loss) per share, basic	3,16	2,78
Earnings (loss) per share, diluted	2,97	2,59

14. PROPERTY, PLANT AND EQUIPMENT

						(in € millions)
	As of September 30, 2005			As of March 31, 2005
	Gross value	Depreciation	Net value	Gross value	Depreciation	Net value
Aircraft owned	6,597	1,750	4,847	6,465	1,688	4,777
Aircraft under finance leases	5,586	2,064	3,522	5,275	1,781	3,494
Other	3,270	848	2,422	2,938	815	2,123

Flight equipment	15,453	4,662	10,791	14,678	4,284	10,394

Land and buildings	2,362	1,182	1,180	2,318	1,127	1,191
Facilities and equipment	1,211	883	328	1,186	872	314
Other	999	590	409	958	568	390

Other property, plant and equipment	4,572	2,655	1,917	4,462	2,567	1,895

Total	20,025	7,317	12,708	19,140	6,851	12,289

The net carrying value of aircraft acquired subject to a reservation of ownership clause was 242 million euros as of September 30, 2005 (303 million euros as of March 31, 2005).

The net carrying value of other property, plant and equipment financed under finance leases was 208 million euros as of September 30, 2005 (217 million euros as of March 31, 2005).

15. INVESTMENTS IN EQUITY ASSOCIATES

The decline in the item “Investments in equity associates” is primarily due to the transaction on investment in Amadeus GTD in the context of the WAM operation (Tender Offer for the Amadeus GTD stock); the value of those shares was 324 million euros at the date of the transaction (July 2005).

In addition, an impairment charge has been recorded on the Company’s investment in Martinair for an amount of 58 million euros during the six-month period ended September 30, 2005. Martinair is a 50% owned associate of KLM Group. This impairment charge was accounted for in the Company’s income statement as “Share of profit (losses) of equity associates”.

16. OTHER ASSETS

As of September 30, 2005, other assets include the derivatives fair value for an amount of 1,566 million euros in the “non-current” section of the balance sheet, and an amount of 1,124 million euros in the “current” section of the balance sheet.

17. EQUITY

17.1 - Breakdown of stock and voting rights

	% stock		% of voting rights
	September 30, 2005		March 31, 2005
	Stock	voting rights	Stock	voting rights
French State	18.6	19.0	23.2	23.8
Employees and former employees (1)	15.8	16.2	11.7	11.7
Treasury shares	2.4	—	2.4	—
Public	63.2	64.8	62.7	64.5

Total	100.0	100.0	100.0	100.0

(1) Personnel and former employees identified in funds or by a Sicovam code.

17.2 - Other securities giving access to common stock

In April 2005, Air France issued a 15-year bond with an option of conversion and/or exchange for new or existing Air France-KLM Shares (“OCEANE”). 21,951,219 bonds were issued for a total amount of 450 million euros. Each bond may be converted into one Air France-KLM share. The maximum potential increase in Air France-KLM equity is 450 million euros. OCEANE are accounted for in accordance with the accounting policy described in note 2.11.4.

Following the Exchange Offer in relation to KLM’s acquisition, 45,093,299 warrants for new or existing shares (“BASA”) were issued. Three BASA will give the right to purchase two new or existing shares of Air France-KLM, with a par value of 8.50 euros, at the exercise price of 20 euros per Air France-KLM share. BASA holders can exercise their option at any time during a 24-month period starting on November 2005 to obtain new and/or existing shares of the Company, at the Company’s discretion.

The maximum potential increase in Air France-KLM’s equity is 601 million euros if all BASA are exercised.

17.3 - Reserves and retained earnings

		(in € millions)
	September 30, 2005	March 31, 2005
Distributable reserves	1,055	1,129
Cash flow hedge	1,326	—
Other reserves	1,073	419
Net income (loss) attributable to holders of Air France-KLM SA	829	715

Total	4,283	2,263

18. STOCK BASED COMPENSATION

On February 1st, 2005, Air France-KLM launched a share purchase plan per which employees of Air France located in France were offered to purchase Air France-KLM shares at a price of €14 per share in exchange for a reduction in their salary over a six-year period.

At the end of the offer period, on February 21st, 2005, 13 million Air France-KLM shares had been purchased by Air France employees. These Air France-KLM shares were actually granted by Air France-KLM’s main stockholders, the French State, which in turn, will be compensated by Air France-KLM for a total amount of €107 million. The vesting period started on May 2005 and will last until May 2011.

The Company has accounted for such plan in accordance with IFRS 2. As a result, shares granted under such plan were fair valued at grant date and the related compensation expense accounted for over the vesting period starting May 2005.

The fair value of the shares granted has been determined based on the market price of Air France-KLM shares at grant date, deemed to be the end of the subscription period. The total compensation cost of such plan has thus been estimated at €180 million. The compensation expense accounted for the six-month period ended September 30, 2005 amounted to €14 million.

The compensation amount of €107 million to be paid to the French State is considered to be an acquisition of treasury shares and accounted for as such.

19. PROVISIONS AND RETIREMENT BENEFITS

						(in € millions)
	September 30, 2005			March 31, 2005
	Non- current	Current	Total	Non- current	Current	Total
Provisions for pensions, retirement	935	—	935	864	—	864
Provisions for restitution for aircraft under operating leases	234	92	326	281	71	352
Provisions for restructuring	1	29	30	54	32	86
Provisions for disputes with third parties	21	20	41	20	6	26
Negative goodwill (see note 3)	622	—	622	622	—	622
Other provisions for risks and contingencies	92	18	110	144	15	159

Total	1,905	159	2,064	1,985	124	2,109

20. LONG TERM DEBT

						(in € millions)
	September 30, 2005			March 31, 2005
	Non- current	Current	Total	Non- current	Current	Total
Perpetual subordinated loan stock	618	25	643	647	23	670
OCEANE	379	—	379	—	—	—
Finance lease	4,887	569	5,456	5,005	447	5,452
Other long-term loans	2,334	355	2,689	2,179	553	2,732
Accrued interest not yet due	—	95	95	—	79	79

Total financial debt	8,218	1,044	9,262	7,831	1,102	8,933

21. DEFERRED TAX LIABILITIES

The change in deferred tax liabilities is due primarily to the recognition on the balance sheet of the fair value of the financial instruments.

22. OTHER LIABILITIES

Other liabilities consist for the most part of salaries and other amounts owned to employees, including the corresponding contributions. It includes also tax liabilities other than income tax liabilities.

In addition, as of September 30, 2005, other liabilities include the fair value of derivatives in the amount of 335 million euros in the “non-current” part of the balance sheet and in the amount of 201 million euros in the “current” section of the balance sheet.

23. LEASES

23.1 – Finance leases

Minimum lease payment for tangible assets under finance lease are as follows :

		(in € millions)

	September 30, 2005	March 31, 2005
Aircraft	6,279	5,037
Buildings	365	299

Total	6,644	5,336

23.2 - Operating leases

The undiscounted amount of the operating lease minimum payments for aircraft under operating lease totaled 2,621 million euros as of September 30, 2005 (2,851 million euros at March 31, 2005).

24. FLIGHT EQUIPMENT ORDERS

Due dates for commitments in respect of firm orders for flight equipment are as follows:

		(in € millions)
	September 30, 2005	March 31, 2005
Y+1	835	1,157
Y+2	980	608
Y+3	748	422
Y+4	692	537
Y+5	370	121
> 5 years	131	117

Total	3,756	2,962

These commitments are in USD, to be converted into euros at the year-end exchange rate each year.

As of September 30, 2005, the Group had 54 aircraft under firm orders with manufacturers, an increase of six aircraft as compared to March 31, 2005. The number of options was up by two units at 34 aircraft at the end of September 2005. This change is due to:

-	new orders for a total of 14 aircraft placed by the Group with the manufacturers during the six-month period ended September 30, 2005 for the long- and medium-haul fleets and the cargo fleet;
-	a reduction by one unit in relation to Embraer’s book order;
-	the delivery of seven aircraft under existing contracts: one B737-700, one A319, four A330-200 and one 747-400ERF.

A summary of the major fluctuations per fleet type is disclosed below :

Long-haul fleet

Passenger activity

An additional order for five 777-300ER was signed with Boeing in July 2005.

Moreover, during the first half of 2005, Air France took delivery on the last two A330-200 from the order placed in March 2000, the number of planes in this long-haul fleet is stabilized at 16 aircraft.

The announcement of a delay in the delivery of the A380-800 mentioned above was made by Airbus to Air France during the six-month period. The new delivery schedule is currently being discussed by the Company and the aircraft manufacturer.

During the six-month period ended September 30, 2005, KLM placed an additional order for one 777-200ER from Boeing. As of September 30, 2005, there are three 777-200ER under firm orders, with deliveries scheduled for February 2006, April 2006 and February 2008.

Under the fleet replacement program, Airbus delivered to KLM the first two A330-200. At the end of September 2005, there were four A330-200 on firm order with deliveries scheduled for November 2005, April 2006, August 2006 and December 2006.

Cargo

An answer to the replacement of the cargo fleet was partially made with the order for five long-radium 747-400 ERF, the last of which entered into service in June 2005. However, due to the performance specific to these aircraft, such aircraft were dedicated to the longest routes of the network.

Therefore, in addition to this first replacement phase, Air France placed an additional order with Boeing for eight 777F (five firm orders and three options), the new cargo unit based on the 777-200LR and the 777-300ER. Deliveries will begin during winter 2008-2009.

Medium-haul fleet

The process of streamlining this fleet around the A320 family has continued in accordance with the schedule established for several years. In this respect, in addition to the initial order for fifteen aircraft placed in December 1999, Air France confirmed its interest in the A318, the entry-level unit of the Airbus family, equipped with a 123-seat cabin, by exercising three options, to be delivered over the winter of 2006-2007. After the phase out of the last 737 from the Air France fleet, this order will allow the operation of a target fleet of eighteen A318 starting with the summer 2007.

During the six-month period ended September 30, 2005, the A319ER fleet was expanded with the delivery of one aircraft in April 2005, which is operated on the long legs of the Dedicate network.

One 737-700 was delivered in April 2005 to Transavia.

Regional-company fleet

Regional placed an order for six Embraer 190, the new plane (100 seats) from the Brazilian manufacturer. This order replaces a previous order for seven 50-seat Embraer ERJ145. Deliveries will begin during the first quarter of 2007.

The Company’s aircraft commitments are summarized below:

Aircraft type	As of	Year of delivery	Y + 1	Y + 2	Y + 3	Y + 4	Y + 5	> 5 years
A 318	September 30, 2005	Firm orders	4	5	—	—	—	—
		options	—	—	1	2	1	—
	March 31, 2005	Firm orders	3	3	—	—	—	—
		options	—	5	2	—	—	—
A 319	September 30, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2005	Firm orders	2	—	—	—	—	—
		options	—	—	—	—	—	—
A 320	September 30, 2005	Firm orders	—	—	—	—	—	—
		options	—	—	1	—	—	—
	March 31, 2005	Firm orders	—	—	—	—	—	—
		options	—	2	1	—	—	—
A 330	September 30, 2005	Firm orders	3	1	—	—	—	—
		options	—	—	1	—	—	—
	March 31, 2005	Firm orders	6	2	—	—	—	—
		options	—	—	1	—	—	—
A 380	September 30, 2005	Firm orders	—	—	3	3	3	1
		options	—	—	—	—	—	4
	March 31, 2005	Firm orders	—	—	3	5	1	1
		options	—	—	—	1	1	2
B 737	September 30, 2005	Firm orders	—	—	—	—	—	—
		options	—	2	5	6	3	—
	March 31, 2005	Firm orders	1	—	—	—	—	—
		options	—	2	4	4	1	—
B 747	September 30, 2005	Firm orders	—	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—
B 777	September 30, 2005	Firm orders	9	6	2	6	—	—
		options	—	—	1	2	3	2
	March 31, 2005	Firm orders	5	5	2	—	—	—
		options	—	—	2	4	—	—
Embraer 190	September 30, 2005	Firm orders	—	4	2	—	—	—
		options	—	—	—	—	—	—
Embraer 145	March 31, 2005	Firm orders	5	2	—	—	—	—
		options	—	—	—	—	—	—
CRJ 700	September 30, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—
	March 31, 2005	Firm orders	1	—	—	—	—	—
		options	—	—	—	—	—	—

25. LITIGATION

The Group is involved in various disputes for which provisions have not necessarily been recognized in its financial statements.

The Company was definitively removed from the action by the Court of Appeals of Richmond, Virginia on December 9, 2004, in the HALL action, the name of one of the travel agents who had filed a class action suit against American and European airlines, including Air France and KLM, accusing them of illegal agreements to reduce the commissions collected on the sale of airline tickets.

A lawsuit based on the same complaints, filed by fifty travel agents acting individually against the same airlines is still pending in the Federal Court of the Northern District of Ohio. However, given the small number of agents involved in this action, the financial stakes for the Company are not significant. No provisions have been recorded in connection with this suit by Air France.

In the case with IAP Intermodal, an American company, concerning the alleged infringement of three patents by several air carriers including Air France, a judgment dismissing the case against the Company is expected to be handed down in the near future by the Federal Court of the East District of Texas. No provisions have been recognized for this dispute.

Finally, in the dispute between Servair a subsidiary of the Company, and its employees for payment of meal times, all judgments issued to date by the courts have dismissed the claims of the employees involved. Only one proceeding with 255 employees is still pending before the Labor Board. This action, like the preceding cases, is considered to be not relevant by the Company and no provisions have been recorded.

None of the other disputes currently pending, for which Air France and KLM may not have set aside reasonably sufficient provisions, are likely to have a significant impact on the activities, financial position or operating results of the Group.

To the Company’s knowledge, there is no other litigation, arbitration or other threatened or pending disputes that could have or has had in the recent past a material impact on the financial position, earnings, business or holdings of the Company.

26. TRANSITION FROM FRENCH ACCOUNTING STANDARDS TO IFRS

This transition note details the principal impacts of the transition to IFRS on the Company’s consolidated opening balance sheet (at the transition date April 1, 2004), the differences from the French accounting standards previously applied, and the related effects on the Company’s income statement for the year ended March 31, 2005.

In accordance with the information provided during the Company’s first communication on the calculated impacts of the transition to IFRS, the financial information presented below has been minimally adjusted as compared to the one initially presented.

These adjustments are primarily due to the following:

-	the inclusion of the most recent updates for the interpretation of the existing standards;

-	the finalization of the fair valuation adjustment in relation to KLM’s business combination;

-	the finalization of the validation of the restatements for the maintenance agreements;

-	and reclassifications of accounts, particularly on the balance sheet.

The regulatory framework used as well as the options taken for the first application of IFRS are described in note 2 to these unaudited interim condensed consolidated financial statements.

26.1 Reconciliation of equity as of April 1, 2004

(in € millions)	Note
Equity, attributable to equity holders of Air France-KLM S.A.- French GAAP as of April 1, 2004		4,062

Effect of transition to IFRS:
Property, plant and equipment fair value adjustment	a	(740)
Pension	b	(20)
Business combination	c	—
Deferred taxes on TSDI (perpetual subordinated notes)	d	(80)
Deferred taxes on distributable reserves of equity affiliates	e	(4)
Scope of consolidation – exclusive control	f	(58)
Scope of consolidation – significant influence	g	(24)
Other adjustments	h to m	(2)
Deferred taxes on the above adjustments		245

Equity, attributable to equity holders of Air France-KLM S.A. – IFRS as of April 1, 2004		3,379

Minority interests – French GAAP		23
–IFRS adjustments impact		64

Total equity – IFRS as of April 1, 2004		3,466

First time application of IFRS:

a) Property, plant and equipment fair value adjustment

Under French GAAP, all property, plant and equipment were previously accounted for at historical cost less accumulated depreciation.

Under IFRS 1, an entity may elect to measure an item for property, plant and equipment at the date of transition to IFRSs at its fair value and use that fair value as its deemed cost at that date.

Due to the recent acquisition of KLM, for which the fair value was used in the procedure to value the acquisition balance sheet and, second, the euro/US dollar parity, which changed significantly between the date of acquisition of the aircraft and the date of adoption of IFRS, the Group has elected to fair value Air France Group fleet at the transition date to IFRS. The aircraft of the Air France group for which fair value was used were individually valued by independent experts. The application of this option has a pre-tax impact of (740) million euros on the Company’s consolidated equity as of April 1, 2004.

b) Pension obligation

Under French GAAP, actuarial gains and losses were amortized over the average remaining working lives of the employees participating to the plan when the net cumulative actuarial differences exceeded the larger of the following two values:

a. 10% of the discounted value of the obligation for the benefits, and

b. 10% of the fair value of any plan assets.

In accordance with IFRS 1, a first time adopter may elect to recognize all cumulative actuarial gains and losses at the date of transition to IFRSs, even if it uses the corridor approach for later actuarial gains and losses.

Accounting for the actuarial variances under the option offered by IFRS 1 had a pre-tax impact of (20) million euros on the Company’s consolidated equity as of April 1, 2004.

c) Business combinations

The Group has elected to use the exemption provided by IFRS 1 per which a company may not apply IFRS 3 “Business Combinations” retrospectively for business combinations that occurred prior to the Company’s transition date to IFRS, i.e. April 1, 2004.

As a result, no impact on the Company’s opening equity was accounted for as of April 1, 2004.

In addition, in accordance with IFRS 3, the Company does not amortize goodwill since April 1, 2004, but instead test such goodwill for impairment at least on an annual basis.

Deferred taxes:

d) Perpetual subordinated loans

In accordance with IAS 12, the Group recognized a deferred tax liability on the temporary difference between the carrying value of the perpetual subordinated loan securities and its tax basis. The effect of the recognition of this deferred tax liability resulted in a decrease in the Company’s consolidated equity of 80 million euros as of April 1, 2004.

e) Distributable reserves of equity affiliates

In accordance with IAS 12, a deferred tax liability on the undistributed reserves of the equity affiliates has to be accounted for.

Therefore, a deferred tax liability was recognized, primarily on the undistributed reserves of Amadeus GTD, for an amount of (4) million euros taken from equity capital at April 1, 2004.

Scope of consolidation:

f) Exclusive control

Under French GAAP, exclusive control is presumed when a company holds 50% of the voting rights.

Under IAS 27, exclusive control is presumed when the power to direct the financial and operating policies of an entity in order to obtain the benefits of its activities is demonstrated. As such, despite a percentage of voting rights lower than 50%, an entity might be fully consolidated.

Based on the provisions of IAS 27, the Group concluded that it exercised control over its subsidiary Air France Partnairs Leasing (AFPL) and has therefore fully consolidated this entity (previously consolidated using the equity method), thus eliminating intragroup transactions in their entirety and no longer based on the holding percentage. As a result of such GAAP difference, the company recorded a reduction in equity capital of 58 million euros, before tax, as of April 1, 2004.

g) Significant influence

Under French GAAP, significant influence on an entity was assumed when the percentage of voting rights held in that entity reached at least 20%. However, when the significant influence was not exercised, the company could be excluded from the scope of consolidation, even when this threshold was reached.

This possibility of exclusion does not exist under IAS 28. The Group has therefore incorporated the entities Opodo and TOGA in its scope of consolidation as equity method investees. The impact on the Company’s consolidated equity capital as of April 1, 2004 was (24) million euros.

Other:

Other adjustments related primarily to the following:

h) Property, plant and equipment

IAS 16 “Property, Plant and Equipment” requires the recognition of all reasonably chargeable discounts, rebates and returns as a reduction of the acquisition prices of property, plant and equipment. Under French GAAP, certain incentives received from aircraft manufacturers were recorded in income statement at the time the incentive was paid.

At the transition date to IFRS, such incentives were accounted for as a reduction of the cost of the related aircraft and thus, reduced the Company’s consolidated equity as of April 1, 2004 by 25 million euros before tax.

IAS 23 “Borrowing Costs” allows the capitalization of financial interest for fixed assets which require a long period of preparation before installation for use. Under French GAAP, such method has been applied prospectively by the Group since April 1, 1997. Under IFRS, the application of IFRS is retrospective, the Group included interest, as of April 1, 2004 in the tangible assets acquired before April 1, 1997 and recognized in the opening balance sheet at the amortized historical cost. This restatement increased the Company’s consolidated equity by 11 million euros, before tax, as of April 1, 2004.

i) Exchange of slots

The Group entered in a series of agreements with airline companies in order to exchange some of its summer and winter slots, which it does not intend to use, for other slots. This exchange of similar assets also included a cash consideration. Under French GAAP, the Group recognized the entire gain resulting from the exchange of the summer and winter slots as of March 31, 2004, considering that all uncertainties related to the timing and resolution of the conditions for the exchange of the winter slots were assured beyond a reasonable doubt.

Under IFRS, the Group considered that the culmination of the earning process was not reached for the exchange of the winter slots and consequently, has deferred as of April 1, 2004 the recognition of a gain before tax of 20 million euros for the winter slots, resulting in a decrease in the Company’s consolidated equity as of April 1, 2005.

j) Adjustments related to leases

Under French GAAP, the Group accounted for lease arrangements based on the legal form of the arrangement. As a result, a lease was considered to be a finance lease only in the case where the lease agreement provides for a bargain purchase option.

The application of IAS 17 “Leases” resulted in the reclassification of certain lease agreements. This reclassification resulted in a pre-tax increase in the Company’s consolidated equity of April 1, 2004 by 18 million euros.

k) Other adjustments related to provisions for restitution

The application of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”, particularly the discounting of long-term provisions, had a pre-tax impact on the Company’s consolidated equity of (7) million euros at April 1, 2004.

l) Other adjustments related to trademark registration costs

Under IAS 38 “Intangible Assets”, trademark registration costs do not meet the intangible assets recognition criteria. As a result, such trademark registration costs were therefore eliminated for an amount of (8) million euros.

m) Other adjustements related to statistical provisions

The Group’s application of IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” prohibits the recognition of statistical provisions. As a result, the Group eliminated such provision recording a pre-tax adjustment of 15 million euros in the Company’s consolidated equity capital as of April 1, 2004.

26.2 Reconciliation of equity and net income as of and for the year ended March 31, 2005

The table below shows the IFRS transition effects on the Company’s consolidated income statement for the year ended March 31, 2005 and consolidated equity as of March 31, 2005.

(in € millions)	Note		April 1, 2004	Net Income March 31, 2005	Share capital increase	Other	March 31, 2005
Equity, attributable to equity holders of Air France-KLM S.A.- French GAAP			4,062	351	768	(20)	5,161

Effect of transition to IFRS:
Property, plant and equipment fair value adjustment	(a	)	(740)	89			(651)
Pension			(20)	2			(18)
Deferred taxes on TSDI (perpetual subordinated notes)			(80)	(7)			(87)
Deferred taxes on distributable reserves of equity affiliates	(b	)	(4)	(41)			(45)
Scope of consolidation – exclusive control	(c	)	(58)	38			(20)
Scope of consolidation – significant influence	(d	)	(24)	11			(13)
Goodwill	(e	)		36			36
Negative goodwill – KLM	(f	)		351			351
Share-based compensation	(i	)		(69)		69
Recognition of intangible assets – KLM	(g	)		(15)			(15)
Residual value adjustment	(h	)		(23)			(23)
Other adjustments			(2)	(2)		(2)	(6)
Deferred taxes impact on the above adjustments			245	(6)			239

Equity, attributable to equity holders of Air France-KLM S.A. – IFRS			3,379	715	768	47	4,909

Minority interests French accounting standards			23	7		35	65
– IFRS adjustments impact
			64	(23)		(3)	38

Total Equity –IFRS			3,466	699	768	79	5,012

The main reconciling items are described below:

Property, plant and equipment fair value adjustment:

(a) Property, plant and equipment fair value adjustment

In accordance with IFRS 1, the Group has elected to fair value Air France fleet at the transition date to IFRS and to use such fair value as the fleet deemed cost. As a result, the fleet depreciation for the year ended March 31, 2005 has been adjusted accordingly. The impact on the Company’s consolidated pre-tax income for the year ended March 31, 2005 was a profit amouting to 89 million euros.

Distributable reserves of equity affiliates:

(b) Deferred taxes on distributable reserves of equity affiliates

As of April 1, 2004, the Group did calculate a deferred tax liability on the undistributed reserve of Amadeus GTD using a tax rate applicable to dividend distribution.

As of March 31, 2005, due to the discussions the Company had entered into in relation to its investments in Amadeus GTD with equity funds, the Group used the tax rate applicable to disposals of securities for calculating such deferred tax liability. This adjustment resulted in the recognition of a tax charge amounting to 41 million euros during the year ended March 31, 2005.

Scope of consolidation:

(c) Scope of consolidation – exclusive control

The company AFPL sold two aircraft to companies outside the Air France-KLM group during the year ended March 31, 2005, for which internal sale gains had been neutralized in the opening balance sheet. These disposals outside the Group generated an externalization of these capital gains in the amount of 38 million euros before tax on the income statement for the year ended March 31, 2005.

(d) Scope of consolidation – significant influence

During the year ended March 31, 2005, the Company ceased to account for under the equity method its interest in Opodo . During the year ended March 31, 2005, Air France-KLM’s interest in Opodo dropped below 20% following a capital increase in which the Group did not participate. Air France-KLM believes that it does no longer have the ability to exercise significant influence on this investment. Until June 30, 2004, the Opodo shares were accounted for using the equity method under IFRS. This restatement results in a pre-tax impact of 11 million euros on the Company’s consolidated income for the year ended March 31, 2005.

Business combinations:

(e) Goodwill at April 1, 2004

In accordance with IFRS 3, the Group ceased to amortize goodwill effective April 1, 2004. Such goodwill is tested for impairment at least annually. Under French GAAP, such goodwill was amortized.

The impact on the Company’s consolidated income statement for the year ended March 31, 2005 is 36 million euros.

(f) Negative goodwill – KLM

Under IFRS 3, the Company has accounted for KLM’s business combination using the purchase method. Under such method, negative goodwill arising from a business combination shall be immediately recognized in the Company’s income statement. Under French GAAP, negative goodwill arising from a business combination is recognized on the Company’s income statement over the estimated period of the expected economic returns related to the combination.

Such GAAP difference resulted in an adjustment to the Company’s consolidated income statement for the year ended March 31, 2005 amounting to 351 million euros.

(g) Recognition of intangible assets – KLM

Certain intangible assets (customer relationship) valued under IFRS 3 in the context of the combination with KLM have a finite life (between 5 and 12 years). Such intangibles are amortized over their estimated useful life in accordance with IAS 38. Such intangible assets were not identified under French GAAP as it is not permitted to recognize intangible assets as part of a business combination when such business combination results in a negative goodwill.

The impact of this amortization is a pre-tax impact of (15) million euros on the Company’s consolidated income statement for the year ended March 31, 2005.

(h) Residual value adjustment

In the context of the transition to IFRS, the useful life of the Group’s fleet was reviewed and estimated at 20 years, without residual value.

This change in amortization period and method has a pre-tax impact on net income of (23) million euros for fiscal 2004/2005.

Share-based compensation

(i) Offering reserved for employees

Pursuant to the transitional provisions of IFRS 2, the Group applies this standard for the stock option plans granted after November 7, 2002.

The stock option and purchase plans are valued at fair value on the date the plans are granted. This fair value is estimated to equal the fair value of the services rendered by the employees in consideration for the options received.

With regard to the Offering Reserved for the Employees (“ORS”), which took effect on February 21, 2005, given that there was no service condition after the date this plan was granted, the entire charge in the amount of (69) million euros corresponding to the valuation of the benefits received was recognized in the Company’s income statement during the period ended March 31, 2005.

26.3 Reconciliation of net income and equity as of and for the six-month period ended September 30, 2004

Reconciliation of net income

The reconciliation of net income, as of September 30, 2004, between French GAAP and IFRS is set out in the table below:

(in € millions)

Net income attributable to equity holders of Air France-KLM S.A. - French GAAP for the six-month period ended September 30, 2004	296

IFRS Adjustments :
Property, plant and equipment fair value adjustment	50
Pension	1
Deferred taxes on TSDI (perpetual subordinated notes)	(6)
Deferred taxes on distributable reserves of equity affiliates	(46)
Scope of consolidation – exclusive control	20
Scope of consolidation – significant influence	15
Goodwill	17
Negative Goodwill KLM	369
Recognition of intangible assets – KLM	(6)
Residual value adjustment – KLM	(9)
Other adjustments	14
Deferred taxes impact on the above adjustments	(6)

Net income attributable to equity holders of Air France-KLM S.A. – IFRS for the six-month period ended September 30, 2004	709

Minority interests – French GAAP	9
Impact of the IAS – IFRS adjustments	(11)

Total net income – IFRS for the six-month period ended September 30, 2004	707

Reconciliation of equity

The reconciliation of equity, as of September 30, 2004, between French GAAP and IFRS is set out in the table below :

(in € millions)

Equity, attributable to equity holders of Air France-KLM S.A.– French GAAP as of September 30, 2004	5,068

IFRS Adjustments :
Property, plant and equipment fair value adjustment	(690)
Pension	(19)
Deferred taxes on TSDI (perpetual subordinated notes)	(86)
Deferred taxes on distributable reserves of equity affiliates	(50)
Scope of consolidation – exclusive control	(38)
Scope of consolidation- significant influence	(9)
Goodwill	17
Negative Goodwill KLM	369
Recognition of intangible assets – KLM	(6)
Residual value adjustment – KLM	(9)
Other adjustments	12
Deferred taxes impact on the above adjustments	234

Equity, attributable to equity holders of Air France-KLM S.A.– IFRS as of September 30, 2004	4,793

Minority interests – French GAAP	79
Impact of the IFRS adjustments	57

Total equity – IFRS as of September 30, 2004	4,929

26.4.1 Reconciliation of French standards/IAS-IFRS on the balance sheet at March 31, 2005

(in € millions)
ASSETS	Published accounts	Valuation of property, plant and equipment	Pension commitments	Perpetuel subordinated loans	Tax on the reserves of equity affiliates	Scope of consolidation	Goodwill	Intangible assets	Others restatements	Deferred income tax on restatements	Reclassifications	Assets under IFRS
Goodwill	83						16				112	211
Intangible fixed assets	159						18	-15	386		-111	437
Flight equipment	10,917	-651				39			84		5	10,394
Other property, plant and equipment	1,837								58			1,895
Investments in equity affiliates	564					-9	2		13		1	571
Pension assets			3								1,046	1,049
Other financial assets	548			94		-11			331		124	1,086
Deferred taxes	97					-5			4	218	-174	140
Other debtors including derivatives									51		299 299	350 299

Non-current assets	14,205	-651	3	94		14	36	-15	927	218	1,302	16,133

Other financial assets											76	76
Inventories and work in progress	389								-7			382
Trade receivables	2,272					1			-1			2,272
Income tax receivables										5	1	6
Other debtors including derivatives	2,001								-37		-995 88	969 88
Cash equivalents	2,254											2,254
Cash	386					13					-1	398

Current assets	7,302					14			-45	5	-919	6,357

Total assets	21,507	-651	3	94	0	28	36	-15	882	223	383	22,490

(in € millions)
LIABILITIES	Published accounts	Valuation of property, plant and equipment	Pension commitments	Perpetuel subordinated loans	Tax on the reserves of equity affiliates	Scope of consolidation	Goodwill	Intangible assets	Others restatements	Deferred income tax on restatements	Reclassifications	Liabilities under IFRS
Capital	2,290											2,290
Additional paid-in capital	390									-6		384
Treasury shares											-19	-19
Reserves and retained earnings	2,490	-651	-18	-87	-45	-29	387	-15	90	121	11	2,254
Cumulative translation adjustment	-9										9

Equity capital (Group share)	5,161	-651	-18	-87	-45	-29	387	-15	90	115	1	4,909

Minority interests	65					34			4			103

Equity capital and minority interests	5,226	-651	-18	-87	-45	5	387	-15	94	115	1	5,012

Provisions and employee benefits	2,265		21				-351		149		-99	1,985
Financial debt	8,268			87		16			522		-1,062	7,831
Deferred tax liabilities	81			87	45				1	108	-174	148
Other liabilities including derivatives						7			213		261 218	481 218

Non-current liabilities	10,614		21	174	45	23	-351		885	108	-1,074	10,445

Provisions and employee benefits									26		98	124
Financial debt				7					27		1,068	1,102
Trade payables	1,905								-3		-1	1,901
Advanced ticket sales	1,656								16		-16	1,656
Income tax liabilities											8	8
Other liabilities including derivatives	2,106								-163		37 88	1,980 88
Bank loans											262	262

Current liabilities	5,667			7					-97		1,456	7,033

Total liabilities	21,507	-651	3	94	0	28	36	-15	882	223	383	22,490

The “restatement” columns presented above summarize the adjustments made for the implementation of the IFRS and described earlier in the reconciliation of equity capital. The “reclassification” columns primarily concern:

-	the classification of receivables, fixed assets, provisions and liabilities between the current portion and the non-current portion;

-	the elimination of the deposits and securities related to aircraft finance leases pursuant to IAS 1.

26.4.2 Presentation of the IFRS 2004/2005 income statement (unaudited)

The IFRS income statement for fiscal 2004/2005 breaks down as follows

(in € millions)	March 31, 2005
Sales	18,978
Other revenues	5

External expenses	-10,628
Salaries and related costs	-6,064
Taxes other than income taxes	-225
Depreciation / Amortization	-1 578
Provisions	-28
Other income and expenses	22
Income from current operations	482
Sales of aircraft equipment	19
Restructuring costs	-21
Gains on disposals of subsidiaries and affiliates	66
Negative goodwill	426
Other non current income and expenses	25
Income from operating activities	997
Income from cash and cash equivalents	125
Gross cost of financial debt	-347
Net cost of financial debt	-222
Other financial income and expenses	-8
Income before tax	767
Income taxes	-147
Net income of consolidated companies	620
Share of profits (losses) associates	73
Net income from continuing operations	693
Net income from discontued operations	6
Income for the period	699
Income attributable to Minority interests	-16
Income attributable to Equity holders of Air France-KLM SA	715

27. Reconciliation of net income and stockholders’ equity and condensed consolidated U.S. GAAP statements of income and balance sheets.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with IFRS as adopted by the European Union which, as applied by the Company, differs in certain significant respects from generally accepted accounting principles in the United States of America (“US GAAP”).

27.1. Reconciliation of net income (loss) and of Stockholders’ equity

Reconciliation of net income (loss)

The effects of the application of US GAAP on net income for each of the six-month periods ended September 30, 2005 and 2004 are set out in the table below:

(in € millions)	Period Ended
	September 30, 2005	September 30, 2004
Net income, as reported under IFRS	829	709
US GAAP adjustments :
(a) Business combination :
KLM	110	(371)
Other	1	1
(b) Reconciling items related to aircraft	(57)	(41)
(c) Pensions and post-retirement benefits	(7)	29
(d) Derivatives	12	177
(e) Stock-based compensation	(11)	(12)
(f) Treasury shares	—	2
(g) Convertible bonds	1	—
(h) Other	9	9
(i) Deferred income tax effect on above adjustments	(36)	(79)

Total US GAAP adjustments	22	(285)

Minority interests on above adjustments	(2)	(1)

Net income, as determined under US GAAP	849	423

Reconciliation of Stockholders’ equity

The effects of the application of US GAAP on stockholders’ equity as of September 30, 2005 and March 31, 2005 are set out in the table below:

(in € millions)	September 30, 2005	March 31, 2005
Stockholders’ equity, as reported under IFRS	6,910	4,909

US GAAP adjustments :
(a) Business combination :
KLM	(209)	(338)
Other	112	112
(b) Reconciling items related to aircraft	663	721
(c) Pensions and post-retirement benefits	80	87
(d) Derivatives	(112)	1,061
(e) Stock-based compensation	—	—
(f) Treasury shares	—	(50)
(g) Convertible bonds	(70)	—
(h) Other	5	(6)
(i) Deferred income tax effect on above adjustments	(310)	(703)

Total US GAAP adjustments	159	884

Minority interests on above adjustments	(9)	(14)

Stockholders’ equity, as determined under US GAAP	7,060	5,779

Differences between accounting principles followed by the Company and U.S. GAAP

Elements of the Company’s accounting policies which differ significantly from US GAAP are described below.

(a) Business combination

a-1 Acquisition of KLM

In 2004, Air France acquired KLM by a public offer to holders of KLM ordinary shares.

Under IFRS and U.S. GAAP, Air France-KLM concluded that its ability to cast the deciding vote for majority matters of the strategic management committee, combined with its ownership of 49% of the voting share capital of KLM, and its ownership of all of the outstanding depositary receipts related to the administered shareholdings provides Air France-KLM with a controlling financial interest in KLM, and that consolidation of KLM provides the most meaningful presentation of the combined financial position and results of operations of Air France-KLM.

All assets, liabilities and non-controlling interests of KLM have been measured at their fair values at the date of completion of the exchange offer. KLM’s operations have been consolidated starting May 1, 2004.

Under IFRS and US GAAP, the acquisition of KLM was accounted for under the purchase method which differs on certain aspects between IFRS and US GAAP.

Stockholders’ equity and net income reconciling items before tax included in the reconciliation related to KLM’s business combination are summarized below:

	Income Statement		Stockholders’ equity as of
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Elimination of the negative goodwill recognized in the IFRS income statement	—	(420)	(424)	(424)
Differences related to the determination of purchase price	—	—	(39)	(39)
Reclassification of treasury shares	—	—	34	34
Effect of the allocation of the negative goodwill on the depreciation of assets acquired :
Fleet asset	43	37	126	82
Other tangible assets	6	6	21	15
Intangible assets	3	3	8	6
Software	1	2	5	3

Elimination of impairment recorded on Martinair	57	—	57	—
Other	—	1	3	(15)

Total	110	(371)	(209)	(338)

•	Elimination of the negative goodwill recognized in the IFRS income statement

Under IFRS, negative goodwill is directly recorded through income statement as explained in note 4 to these unaudited interim condensed consolidated financial statements.

Under U.S. GAAP, the acquiring enterprise should reduce proportionately the fair value of the acquired assets for the amount of negative goodwill. However, the purchase price allocated to certain assets such as prepaid pension asset and financial assets (excluding investments in equity investees) are not reduced because they are viewed as having a more reliably determinable fair value.

•	Differences related to the determination of purchase price

Under IFRS, the purchase price of KLM has been determined at €831 million. Under US GAAP such purchase price has been determined at €792 million. Such difference is due to the following cost:

(in € millions)
(i) Measurement date of securities issued	(37)
(ii) Employee stock options valuation	(2)

Total	(39)

(i) Measurement date of securities issued

Under IFRS, the consideration for the acquisition of KLM’s common shares by Air France was based on the quoted market price as of the two closing dates of the exchange offer (i.e. May 3, 2004 at € 14.65 per share and May 21, 2004 at €12.81 per share). Under U.S. GAAP Air France has complied with the provisions of EITF 99-12 Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination and used the market price for a reasonable period before and after the date the terms of the transaction were agreed to and announced in determining the fair value of securities issued. Accordingly, under U.S. GAAP, Air France shares issued in consideration for the acquisition of KLM were determined based on a weighted average share price for the six trading days between September 25, 2003 and October 2, 2003, which was € 13.34 per share.

The warrants issued as part of the transaction have also been valued at different dates under IFRS and US GAAP.

(ii) Employee stock options

Under both IFRS and U.S. GAAP, vested stock options issued by an acquirer in exchange for outstanding awards held by employees of the acquiree shall be considered to be part of the purchase price paid by the acquirer for the acquiree. Accordingly, Air France - KLM has followed the provisions of FASB Interpretation 44, Accounting for Certain Transactions involving Stock Compensation (“FIN 44”) and has included the fair value of the options issued in the purchase price. The date of stock market price used in the Black-Scholes model for stock options valuation differs between IFRS and US GAAP.

•	Reclassification of treasury shares

Prior to the application of IAS 32 and IAS 39 effective April 1, 2005, treasury shares were classified as marketable securities at their acquisition cost less depreciation, if necessary. Effective April 1, 2005, treasury shares are accounted for at cost as a reduction of stockholders’ equity under IFRS.

Under US GAAP, treasury shares are recorded, at cost, as a reduction of stockholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent sale of the treasury shares is recorded in stockholders’ equity.

•	Effect of the allocation of the negative goodwill on the depreciation of assets acquired

Under IFRS, negative goodwill is directly recorded through income statement as explained in note 4 to these unaudited interim condensed consolidated financial statements.

Under U.S. GAAP, the acquiring enterprise should reduce proportionately the fair value of the acquired assets for the amount of negative goodwill. However, the purchase price allocated to certain assets such as prepaid pension asset and financial assets (excluding investments in equity investees) are not reduced because they are viewed as having a more reliably determinable fair value.

Consequently, under US GAAP, the negative goodwill has been allocated on a pro rata basis as a reduction of the reported amounts of certain accounts, namely fixed assets, intangible assets, other non current assets and investment accounted for under the equity method.

The allocation under US GAAP of the negative goodwill on the assets is presented below:

(in € millions)
Decrease in fleet assets	(1,192)
Decrease in other tangible assets	(269)
Decrease in other assets	(113)
Decrease in equity method investments	(67)
Decrease in intangible assets identified	(141)
Decrease in software	(14)
Deferred tax asset arising from the above reconciling items	619
Valuation allowance on deferred tax assets generated by the allocation of negative goodwill	(137)

Allocation of negative goodwill under US GAAP	(1,314)

The allocation of negative goodwill to intangible assets, fleet assets and other tangible assets reduces the depreciation expense recorded under US GAAP over the useful lives of the assets.

Finalization of the purchase price allocation during the six-month period ended September 30, 2005:

The purchase price allocation was finalized during the six-month period ended September 30, 2005. Adjustments to the preliminary allocation as of March 31, 2005 relate primarily to the finalization of pension valuation and the valuation of a debt owed to the Dutch State. As a result of such adjustments, the negative goodwill has been adjusted from €1,387 million to €1,314 million. The allocation of the negative goodwill on assets has been revised accordingly.

In the March 31, 2005 IFRS balance sheet published for the first time in these interim financial statements, the final valuation of KLM interim balance sheet has been used.

•	Elimination of the impairment recorded on Martinair

Under IFRS, an impairment charge has been recorded on the Company’s investments in Martinair (accounted for under the equity method) during the six-month period ended September 30, 2005 for an amount of € 58 million. Under US GAAP, the investment in Martinair had already been reduced by €57 million as part of the negative goodwill allocation as disclosed above; such amount has therefore been reversed during the six-month period ended September 30, 2005.

•	Reconciliation of negative goodwill

The reconciliation between the negative goodwill calculated under IFRS and the negative goodwill calculated under US GAAP is presented below:

(in € millions)
Negative goodwill under IFRS	(1,046)

Differences related to determination of purchase price :
Measurement date of securities issued	(37)
Employee stock options valuation	(2)
Differences related to the allocation of purchase price :
Cancellation of the pension asset ceiling effect	(393)
Reclassification of treasury shares	34
Accounting for maintenance as cost as incurred	(15)
Deferred income tax effect on above adjustments	139
Minority interests on above adjustments	6

Total US GAAP reconciling items	(268)

Negative goodwill under US GAAP	(1,314)

Differences in the negative goodwill between IFRS and US GAAP are further explained below (explanations related to the differences related to the determination of purchase prices are disclosed above):

Cancellation of the pension asset ceiling

The Company has measured the projected benefit obligation of KLM’s pension plan and the fair value of plan assets. Under IFRS, the amount of pension asset that can be recognized is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans (“the asset ceiling rule”). Under US GAAP, no such limitation exists and therefore the pension asset was increased under US GAAP by € 393 million in the opening balance sheet of KLM.

Accounting for maintenance as cost as incurred

Under IFRS, the Company applies the component method for major airframe and engine maintenance. The estimated costs of these expenses are capitalized and depreciated over the period to the next major overhaul. Under US GAAP, the Company expenses the maintenance costs as incurred.

a-2 Other business combinations

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Amortization of goodwill	—	—	107	107
Business combination other than KLM	1	—	5	5

Other business combination	1	—	112	112

•	Amortization of goodwill :

In respect of acquisitions prior to April 1, 2004, goodwill is included on the basis of its deemed cost, which represents the amount recorded under French GAAP. The classification and accounting treatment of business combinations that occurred prior to April 1, 2004 has not been reconsidered in preparing the Group’s opening balance sheet at April 1st, 2004. Moreover, under French GAAP, consolidation and business goodwill arising from previous transactions have been amortized over the expected period of benefit, which does not exceed 20 years. Under IFRS effective April 1, 2004, goodwill arising from previous transactions is not amortized but is required to be reviewed for impairment annually (or more frequently if impairment indicators arise).

Under U.S. GAAP, the Company accounts for goodwill and other indefinite life intangible assets in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (“SFAS 142”). As permitted, the Company adopted the provisions of SFAS 142 on April 1, 2001. Under SFAS 142, goodwill and indefinite life intangible assets are no longer amortized but are required to be reviewed annually (or more frequently if impairment indicators arise) for impairment.

Additionally, goodwill on equity method investments is no longer amortized; however, it is still to be tested for impairment in accordance with Accounting Principles Board Opinion No.18, The Equity Method of Accounting for Investments in Common Stock (“APB 18”).

The company performs the annual test for goodwill impairment during the first quarter of each fiscal year. No goodwill impairment was recorded during the six-month period ended September 30, 2005 and 2004.

•	Business combinations other than KLM :

In accordance with the IFRS 1 exemption, business combinations that occurred prior to April 1, 2004 (essentially Air Inter and UTA business combinations) have not been accounted for in accordance with IFRS 3. Business combinations that occurred prior to April 1, 2004 were accounted for in accordance with French GAAP. Under French GAAP certain acquired assets and liabilities were not adjusted to fair value at the time of the acquisition, or in the case of step acquisitions, the fair values of the assets acquired and liabilities assumed were assessed during the initial step of the acquisition.

Under U.S. GAAP, Accounting Principles Board Opinion No. 16, Business Combinations applicable for business combinations initiated through June 30, 2001, and SFAS No 141 Business Combinations applicable for business combinations initiated after that date, require that the Company allocates the purchase price over the assets acquired and liabilities assumed, and in case of step acquisitions, require that any additional interest acquired be fair valued at the date of the acquisition of the additional interest. As a consequence of this difference, the recorded amounts of goodwill and tangible fixed assets differ under IFRS and U.S. GAAP.

A summary of the adjustments to net income and stockholders’ equity before tax from IFRS to US GAAP is disclosed below:

	Income Statement		Stockholders’ equity as of
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Reduction of goodwill	—	—	(23)	(23)
Increase in tangible assets	1	—	28	28

Business combination other than KLM	1	—	5	5

(b)	Reconciling items related to aircraft

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Fair market value of the fleet	(44)	(44)	550	595
Leases involving governmental units	1	—	34	33
Accounting for maintenance costs	(35)	12	(115)	(80)
Sale-leaseback transactions	14	(6)	(60)	(74)
Restitution cost accrual	7	(3)	254	247

Total	(57)	(41)	663	721

•	Fair market value of the fleet

In accordance with IFRS 1, the Company has elected to measure certain aircraft at the date of transition to IFRS at its fair value and to use this fair value as deemed cost. The fleet was valued as of April 1, 2004 by external appraisers.

Under US GAAP, the fleet is valued at historical cost less accumulated depreciation and impairment charge, if applicable.

•	Leases involving governmental units

Under IFRS, certain lease agreements with Aéroports De Paris (“ADP”), a governmental unit, have been accounted for as finance leases in accordance with IAS 17 Leases.

Under US GAAP, in accordance with FIN 23 Leases of certain properties owned by a governmental unit or authority, lease agreements with ADP have been accounted for as operating leases.

•	Accounting for maintenance costs

Under IFRS, the Company applies the component method for major airframe and engine maintenance. The estimated costs of these expenses related to aircraft owned and held under capital leases are capitalized and depreciated over the period to the next major overhaul.

Under U.S. GAAP, the Company accounts for maintenance costs of owned aircraft and aircraft held under capital leases using the expense as incurred method.

•	Sale-leaseback transactions

The Company regularly enters into transactions whereby the Company sells a fully owned aircraft to a third party and leases the aircraft back from this party (the lessor). Under IFRS and to the extent the lease back agreement qualifies as an operating lease, the Company recognizes the entire gains and losses on the sale transactions upon completion of the sale of the aircraft to the lessor when the transaction is clearly established at fair value.

Under U.S. GAAP, all profits or losses on sales realized by the Company are deferred and amortized in proportion to the related gross rental charged to expense over the lease term, for operating leases. However, when the fair value of the property at the time of the transaction is less than its undepreciated cost, a loss is recognized immediately up to the amount of the differences between undepreciated cost and fair value.

•	Restitution cost accrual

Under IFRS, the Company accrues for both airframes and engines maintenance costs related to aircraft under operating lease as soon as the asset does not meet the return to condition criteria set as per the lease arrangement between the Company and the lessor. When the condition of the aircraft exceeds the return to condition criteria set as per the lease arrangement, the Company capitalizes the related amount in excess. Such an amount is further amortized on a straight-line basis over a period ending when the restitution criteria are met.

Under U.S. GAAP, restitution costs are accrued when such costs are probable and estimable in accordance with SFAS No. 5, Accounting for Contingencies (“SFAS 5”).

(c) Pensions and post-retirement benefits

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Additional minimum liability	—	—	(184)	(184)
Difference in the timing of the recognition of actuarial gains and losses	(7)	(3)	187	194
Cancellation of asset ceiling	—	27	59	59
Provision for early retirement	(1)	(3)	7	8
Other	1	8	11	10

Total	(7)	29	80	87

•	Additional minimum liability

Under IFRS, the Company’s pension schemes and post-retirement benefits are reflected in the balance sheet as liabilities and in the income statement as expense based on actuarial computations that comply with IAS 19 requirements.

Under US GAAP, the Company accounts for its pension and post-retirement benefit plans in accordance with SFAS 87 Employers’ Accounting for Pensions and SFAS 106 Employers’ Accounting for Postretirement Benefits. Under US GAAP, an additional minimum pension liability is required when, as a result of unamortized actuarial losses, prior service costs and transition obligation, the accrued liability is lower than the excess of accumulated benefit obligation over the fair value of the plan assets. This additional minimum pension liability is recorded, according to SFAS 87, as an intangible asset for an amount limited to the addition of unrecognized prior service costs and transition obligation. The residual amount is recorded with a counterpart in other comprehensive income.

•	Difference in the timing of the recognition of actuarial gains and losses

Under IFRS and US GAAP, actuarial gains and losses less than 10% of the higher of the future obligation or the market value of invested funds are not recognized. In accordance with IFRS 1, the Company elected to recognize the unrecognized actuarial gains and losses in the Company’s net stockholders’ equity at the IFRS transition date, thus creating a reconciling item between IFRS and US GAAP. The reconciling item on actuarial gains and losses recognition is due to timing differences.

•	Cancellation of asset ceiling

Under IFRS, when the funding status of a pension obligation results in the recognition of a net asset, the amount to be recognized is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans (“the asset ceiling rule”). A charge related to the asset ceiling on KLM’s schemes was recognized under IFRS, as of September 30, 2004 and March 31, 2005. This charge has been reversed for US GAAP purposes.

•	Provision for early retirement

In accordance with French law, Air France-KLM has implemented a voluntary early retirement program for employees between 55 and 60 years of age (normal retirement age). During this early retirement period, employees receive 80% of their full time salary for working part time. The employees are required to work 50% of the total working time remaining until normal retirement age. In most cases, the employees work 80% of the total time during the first half of the period and 20% during the second half. Under IFRS, the Company treated the additional benefits granted under the early retirement program as termination benefits and recorded a liability at the date of the offer to the employees.

Under U.S. GAAP, such costs are expensed as incurred as they relate solely to future service periods and do not qualify as post-employment benefits according to SFAS 112, Employers’ Accounting for Post-employment Benefits.

•	Other

Under IFRS, increase in prior service cost for vested rights is recognized directly in the income statement.

Under U.S. GAAP, such costs are generally amortized over the remaining service period of the employees participating in the plan.

(d)	Derivatives

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity as of
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Unrealized gains / (losses) on fuel derivatives	22	228	—	1,234
Unrealized gains / (losses) on forward exchange contracts	(10)	(46)	(112)	(97)
Unrealized gains / (losses) on interest swaps	—	(5)	—	(76)

Total	12	177	(112)	1,061

Starting April 1, 2005, the Company has applied IAS 32 and IAS 39. The impact of the first time application of IAS 32 and 39 was directly recorded in equity. Amounts recorded into equity correspond to derivatives’ fair value and hedged items’ revaluation attributable to the hedged risk (fair value hedge).

Before April 1, 2005, the Company applied the following accounting policies under IFRS:

•	Unrealized gains and losses on foreign exchange contracts and foreign currency swaps were recorded against the carrying amount of the hedged asset or liability.

•

The difference between interest payable and receivable related to interest rate swaps was recognized as interest expense or interest income on an accrued basis, symmetrically to the interests paid on the hedged debt.

•	Realized gains or losses on petroleum derivatives (options or swaps) were recognized as operating expense or operating income, symmetrically to the jet fuel expenses.

Starting April 1, 2005, according to IAS 39 principles, all derivative instruments are to be recognized on the balance sheet at fair value. Changes in derivatives fair value are recognized either in the income statement or in other comprehensive income depending of the type of hedging relationships:

•	Derivatives classified as trading : Changes in the fair value of derivatives that are not designated as hedges are immediately recorded through the income statement

•

Derivatives classified as cash flow hedge: Changes in derivatives’ fair value are recorded in equity for the effective portion and in the income statement for the ineffective portion. Changes in derivatives fair value are reclassified in the income statement as soon as the hedged item is recognized in earnings.

•

Derivatives classified as fair value hedge: Changes in the fair value of derivatives are recorded in the income statement symmetrically to the changes in hedged items’ revaluation attributable to the hedged risk.

In order to qualify for hedge accounting (fair value hedge or cash flow hedge), formal documentation designating the relationships between the hedging instruments and the hedged underlying transaction must be in place at the inception and the hedge effectiveness must be reassessed on a regular basis.

Under US GAAP, beginning March 31, 2001, the Company adopted SFAS N° 133 Accounting for Derivative Instruments and Hedging Activities according to which all derivative instruments are to be recognized on the balance sheet at fair value, similarly to IAS 32 and IAS 39.

Until March 31, 2005, the derivatives held by the Company over the periods were economic hedges. However, most of the derivatives did not qualify for hedge accounting under SFAS 133 as the documentation supporting hedging transactions was not sufficient to meet the necessary requirements. Changes in derivatives’ fair value were therefore recorded in the income statement without offset against the underlying hedged item.

The differences between US GAAP and IFRS are related to:

•	Hedge effectiveness assessment for cash flow hedges involving the use of options

Under IFRS, effectiveness is assessed including options’ time value, resulting in recognizing changes in options’ time value in income statement as ineffectiveness.

Under US GAAP, based on DIG G20 principles Cash flow hedges: assessing and measuring the effectiveness of a purchased option used in a cash flow hedge”, changes in options’ time value are excluded from hedge effectiveness calculations if the critical terms of the hedging instruments completely match the related terms of the hedged forecast transactions, resulting in recording all changes in the hedging option’s fair value (including changes in the option’s time value) in other comprehensive income.

•	Difference in IAS 39 and FAS 133 application date

Under US GAAP, certain derivatives were qualified as trading derivatives. Following the adoption of IAS 39, these derivatives have been qualified as fair value hedge, consistent with the IFRS classification. This leads to a timing difference relating to the date of hedge qualification, between IFRS and US GAAP. As of September 30, 2005, the above difference due to IFRS transition timing effects on hedge qualification leads to a decrease in stockholders’ equity from the IFRS accounts to the US GAAP accounts of € 112 million. This reconciling item will remain until the derivatives mature.

(e)	Stock based compensation

	Income Statement		Stockholders’ equity
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
ESA 2003 plan	1	—	—	—
ESA 1998 plan	(12)	(12)	—	—

Total	(11)	(12)	—	—

•	ESA 2003 plan

Under IFRS, a part of the ESA 2003 compensation is not recognized on a straight-line basis. Under US GAAP, all the ESA 2003 compensation is recognized on a straight-line basis.

•	ESA 1998 plan

On October 28, 1998, the Company signed a labor agreement with its pilots. This agreement became effective May 1, 1999 for a two year period. The agreement included certain compensation provisions in which pilots had the choice of either accepting a reduction in their gross salary in exchange for common stock granted by the French Government, a significant stockholder of the Company, or maintaining their salary.

As a result of the plan provisions mentioned above, 15,023,251 shares of common stock were issued to pilots on May 31, 1999 of which 4,760,250 vest over the service life of the pilots and 10,263,001 over a seven year period.

Under IFRS, pursuant to the transitional provisions of IFRS 2, only the plans granted after November 7, 2002, were accounted for in accordance with IFRS 2. The other plans are not valued and remain unrecognized. As a result, ESA 1998 has not been accounted for in accordance with IFRS 2.

Under U.S. GAAP, the company accounts for stock-based awards in accordance with Statement 123, Accounting for Stock-Based Compensation (“SFAS 123”). Accordingly, the fair value of those awards is charged against income. This GAAP difference had no impact on stockholders’ equity.

(f)	Treasury shares

Stockholders’ equity and net income reconciling items before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Reclassification of treasury shares	—	2	—	(26)
Commitment to repurchase	—	—	—	(24)

Total	—	2	—	(50)

•	Reclassification of treasury shares

Prior to the application of IAS 32 and IAS 39 effective April 1, 2005, treasury shares were classified as marketable securities at their acquisition cost less depreciation if necessary.

Under US GAAP, treasury shares are recorded, at cost, as a reduction of stockholders’ equity. Any difference between the recorded cost and proceeds received on a subsequent sale of the treasury shares is recorded in stockholders’ equity. Effective April 1, 2005, this accounting treatment is also adopted under IFRS.

•	Commitment to repurchase

As of March 31, 2005, the Company was carrying 1,600,000 of its own shares that had been transferred to a third party with a commitment to repurchase those shares. Under IFRS and until the adoption of IAS 32 and IAS 39, such transaction was considered as a temporary loan.

Under U.S. GAAP, the commitment to repurchase the shares has been separately accounted for by the Company in accordance with SFAS 150, Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity. This resulted in an increase in financial debt and a decrease in stockholders’ equity of €24 million as of March 31, 2005.

(g)	Convertible bonds

Under IFRS, the Company accounts for convertible bonds according to IAS 32, this requires convertible debt to be divided into its liability component and its equity component. These components are presented separately on the face of the balance sheet.

Under US GAAP, the Company accounts for convertible bonds in accordance with APB 14 Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrant, which requires that, when the convertible debt is issued and the conversion price is greater than the market value of the stock on the issuance date, no value is to be apportioned to the conversion feature when recording the issue.

(h)	Other

Stockholders’ equity and net income adjustments before tax included in the reconciliation are summarized below:

	Income Statement		Stockholders’ equity
(in € millions)	September 30, 2005	September 30, 2004	September 30, 2005	March 31, 2005
Marketable and investments securities	—	5	—	(3)
Equity method investments	9	2	—	(9)
Other	—	2	5	5

Total	9	9	5	(6)

•	Marketable and investments securities

Under IFRS before the adoption of IAS 32 and IAS 39, the Company accounted for its investments in debt and equity securities at the lower of historical cost or fair value, determined on an investment by investment basis. The fair value of an investment corresponded to the value in use to the Company. Any impact of changes in provisions for investments was recorded in earnings. Provisions previously recorded might be reversed based on subsequent recoveries in fair values.

Under U.S. GAAP, the Company is required to apply the provisions of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). SFAS 115 requires that investments in marketable securities be divided into three categories: trading securities (investments that are bought and held principally for the purpose of selling them in the near term), held-to-maturity securities (debt securities that the Company has a positive intent and ability to hold to maturity), and available-for-sale investments (all other securities). Under SFAS 115, the Company classifies its investments in marketable debt and equity securities as available-for-sale with unrealized gains and losses excluded from earnings and reported as a component of stockholders’ equity (other comprehensive income). Unrealized losses that are determined to be other than temporary are charged to income to reduce the cost basis of the assets. Such losses cannot be reversed.

•	Equity method investments

Under IFRS, the Company has accounted for investments in companies on which it has the ability to exercise significant influence under the equity method. The Company’s share in income of companies accounted for under the equity method is determined based on the IFRS financial statements of such companies.

Under US GAAP, as required by APB 18, the results of operations of these investees must be determined in accordance with US GAAP prior to the Company’s recognition of its share in income of companies accounted for under the equity method. The adjustments to present investees under US GAAP relate primarily to the Company’s investment in Amadeus GTD and mainly reflect differences in accounting for business combination. Upon realization of the LBO transaction described in note 9, all the differences had been reversed by the profit and loss.

Subsequent to the LBO transaction, the equity value of WAM Acquisition SA (parent company of Amadeus GTD) is equal to zero under IFRS and under US GAAP.

(i)	Deferred income tax effect on above adjustments

The tax effect of the adjustments included in the reconciliation of net income and stockholders’ equity under IFRS to US GAAP was calculated by applying the applicable tax rate to the pretax adjustment where such adjustments have a tax effect. The applicable tax rate was the tax rate expected to apply at the time the temporary difference reverses based on the specific tax jurisdiction in which the reversal will occur.

(j)	Discontinued operations

On December 30, 2004, Air France-KLM’s disposed of its 66% interest in Amadeus France to Amadeus GTD, an equity investee of Air France-KLM.

Under IFRS, Amadeus France has been classified as a discontinued operation as of September 30, 2004.

Under US GAAP, recognition as discontinued operation is not permitted when the seller retains continuing involvement. Considering the equity method investment in Amadeus GTD, continuing involvement was presumed and therefore Amadeus France was not classified as discontinued operation under US GAAP.

27.2. US GAAP financial information

The following are the Company’s interim unaudited condensed consolidated statements of income prepared in accordance with US GAAP for each of the six-month periods ended September 30, 2005 and 2004.

	Period Ended
(in € millions)	September 30, 2005	September 30, 2004
Net sales	10,812	9,572
Salaries and related costs	(3,178)	(2,889)
Aircraft fuel	(1,717)	(1,248)
Depreciation and amortization	(692)	(597)
Other expenses (*)	(3,977)	(4,267)
Financial result	(85)	72
Income before taxes, minority interests and share in net income of equity affiliates	1,163	643
Income tax (expense) income	(327)	(261)
Share in net income of equity affiliates	27	41
Minority interests	(14)	—

Net income	849	423

(*) include the gain recorded on the Amadeus GTD transaction (please refer to Note 9 to the condensed interim financial statements)

In accordance with SFAS 128, basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding. The computation of diluted earnings per share is adjusted to include any potential common shares and the effect of diluting instruments. The computation and reconciliation of basic and diluted earnings per share for the six-month periods ended September 30, 2005 and 2004 in accordance with U.S. GAAP is as follows:

	Period Ended
(in € millions except shares and per share data)	September 30, 2005	September 30, 2004
Numerator
Net income (loss) used to calculate basic earnings per share according to U.S. GAAP	849	423
Net income (loss) used to calculate diluted earnings per share according to US GAAP	856	423
Denominator (share amounts)
Weighted average number of shares outstanding – basic	262,669,812	254,889,986
Weighted average number of shares outstanding – diluted	281,178,161	255,232,595

Net earnings (loss) per share – basic, according to U.S. GAAP	3.23	1.66
Net earnings (loss) per share – diluted, according to U.S. GAAP	3.04	1.66

The following are the Company’s unaudited interim condensed consolidated balance sheets prepared in accordance with US GAAP as of September 30, 2005, 2004 and March 31, 2005:

(in € millions)	September 30, 2005	March 31, 2005	September 30, 2004
Cash and cash equivalents	3,706	2,500	2,369
Short-term investments	—	91	214
Accounts receivables	2,648	2,271	2,445
Inventories	360	378	389
Deferred income taxes	—	—	—
Prepaid expenses and other	2,021	1,032	1,282

Total current assets	8,735	6,272	6,699
Tangible assets	11,619	11,234	10,949
Investments	228	560	520
Other non current asset	4,268	4,410	2,540
Deferred income taxes assets	—	175	350
Intangible assets	284	280	289
Goodwill	294	289	287

Total non-current assets	16,693	16,948	14,935

Total assets	25,428	23,220	21,634

(in € millions)	September 30, 2005	March 31, 2005	September 30, 2004
Current maturities of long-term debt	1,043	1,106	927
Short-term obligations	133	262	273
Trade payables	2,104	1,901	1,829
Deferred revenue on ticket sales	1,658	1,656	1,462
Deferred tax liability – current	—	—	—
Other current liabilities	2,730	3,175	2,518

Total current liabilities	7,668	8,100	7,009

Long-term debt	8,185	7,603	7,502
Provisions	911	1,062	824
Other non-current liabilities	576	35	310
Deferred tax liabilities – non-current	896	524	584

Total non-current liabilities	10,568	9,224	9,220

Total liabilities	18,236	17,324	16,229

Minority interests	132	117	148
Stockholders’ equity	7,060	5,779	5,257

Total liabilities and stockholders’ equity	25,428	23,220	21,634

In the accompanying condensed consolidated financial statements and in these notes, certain prior year amounts have been reclassified to conform to the current year’s presentation. These reclassifications had no effect on previously reported net income or stockholders’ equity.

The following are the Company’s unaudited interim consolidated statements of comprehensive income prepared in accordance with US GAAP for each of the six-month periods ended September 30, 2005 and 2004:

(in € millions)	September 30, 2005	September 30, 2004
Net income (loss), as determined under U.S. GAAP
Other comprehensive income :	849	423
Foreign currency translation adjustments	8	3
Unrealized gains / losses on available-for-sale securities	(10)	1
Derivative instruments	863	67
Tax effect on the above adjustments	(288)	(23)

Comprehensive income (loss), as determined under U.S. GAAP	1,422	471

Tax effects on other comprehensive income relate to derivative instruments.

28. Subsequent events

As previously confirmed by each of Air France and KLM, on February 14, 2006 investigators from the EU Commission and the United States Department of Justice (the “U.S. DOJ”), as well as competition authorities in other jurisdictions, started investigations into alleged cartel activity in the air cargo transport sector involving most air cargo operators. As part of these investigations, authorities from the E.U. Commission and the U.S. DOJ presented themselves at the offices of Air France and KLM formally requesting information, and, in the case of both airlines, executing search warrants. Investigators also presented themselves at that time at the office of SkyTeam Cargo, a U.S. sales joint venture in which Air France is a participant, formally requesting information. Air France-KLM and the two operating companies are cooperating with these investigations.

Subsequently, and as of March 31, 2006, over 40 purported class action lawsuits have been filed against air cargo operators including Air France-KLM, Air France, KLM and/or related entities. Plaintiffs allege that defendants engaged in a conspiracy to fix the price of air shipping services between January 1, 2000 and the present, including fuel, security and insurance surcharges in air cargo services in violation of federal antitrust laws, and seek compensatory damages and treble monetary damages in unspecified amounts, costs and attorneys’ fees, as well as unspecified injunctive relief. Currently, there are motions pending before the Judicial Panel on Multidistrict Litigation to transfer certain of the federal lawsuits to a single federal court for coordinated or consolidated pre-trial proceedings. Air France-KLM, Air France and KLM intend to defend these cases vigorously.

At this time, Air France-KLM is unable to predict the outcome of these investigations and related legal proceedings or the amount of any damages and/or penalties.

29. Recent accounting pronouncements

Accounting for Purchases and Sales of Inventory with the Same Counterparty – EITF Issue N° 04-13

In September 2005, the EITF issued EITF Issue N° 04-13 Accounting for Purchases and Sales of Inventory with the Same Counterparty. EITF 04-13 provides guidance as to when purchases and sales of inventory with the same counterparty should be accounted for as a single exchange transaction. EITF 04-13 also provides guidance as to when a non-monetary exchange of inventory should be accounted for at fair value. EITF 04-13 will be applied to new arrangements entered into, and modifications or renewals of existing arrangements occurring after January 1, 2007. The application of EITF 04-13 is not expected to have a significant impact on the Company’s financial position or results of operations under U.S. GAAP.

Share-based payment—FASB Statement No. 123 (Revised 2004)

SFAS 123(R) replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS 123(R) requires compensation expense, measured as the fair value at the grant date, related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

In April 2005, the SEC amended the compliance dates for SFAS 123(R), to allow companies to implement the standard at the beginning of their next fiscal year, instead of the next reporting period beginning after June 15, 2005. SFAS No. 123(R) is effective for Air France – KLM as of April 1, 2006 as the Company has not elected early adoption of the standard.

Upon adoption of SFAS 123(R), companies are allowed to select alternative transition methods, each of which has different financial reporting implications. Air France- KLM has not chosen which transition method it will use yet.

Air France – KLM does not expect this standard will have a material impact on the Company’s financial position and results of operations.

In March 2005, the SEC issued Staff Accounting Bulletin No. 107 (“SAB 107”) regarding the Staff’s interpretation of SFAS 123(R). This interpretation expresses the views of the staff regarding the interaction between SFAS 123(R) and certain SEC rules and regulations and provides the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, this SAB provides guidance related to share-based payment transactions with non employees, the transition from non public to public entity status, valuation methods, the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123(R), the modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management’s Discussion and Analysis subsequent to adoption of SFAS 123(R).

Air France – KLM does not expect this pronouncement will have a material impact on its consolidated financial statements as reconciled to U.S. GAAP.

Exchanges on non monetary assets—FASB Statement No. 153, an amendment of APB Opinion No. 29

In December 2004, the FASB issued SFAS No. 153, which exempts from fair value measurement the exchanges of non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.

This statement shall be applied by the Company for non-monetary asset exchanges occurring after April 1, 2006. The Company does not expect that the adoption of this statement will have a material impact on its financial position or results of operations.

SFAS No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3

In May 2005 the FASB published SFAS No. 154, which replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and applies to all voluntary changes in accounting principle and also to changes required by an accounting pronouncement only when it does not include specific transition provisions.

Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. This Statement requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, this Statement requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable.

This Statement carries forward without change the guidance contained in Opinion 20: (i) for reporting the correction of an error in previously issued financial statements, (ii) for a change in accounting estimate, and (iii) requiring justification of a change in accounting principle on the basis of preferability.

The Company believes that the initial application of the provisions of this statement will not have a material impact on its financial position, cash flows or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: March 31, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations